Exhibit 99.15

VALOUR INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

Dated: March 31, 2023

TABLE OF CONTENTS

EXPLANATORY NOTES AND CAUTIONARY STATEMENTS	1
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	13
Risk Factors	21
DIVIDENDS	42
DESCRIPTION OF SHARE CAPITAL	42
MARKET FOR SECURITIES	42
Escrowed securities	43
DIRECTORS AND OFFICERS	43
PROMOTER	45
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	45
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	46
TRANSFER AGENT AND REGISTRAR	46
MATERIAL CONTRACTS	46
INTERESTS OF EXPERTS	46
ADDITIONAL INFORMATION	46

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EXPLANATORY NOTES AND CAUTIONARY STATEMENTS

Explanatory Notes

In this Annual Information Form (the “AIF”), the term “Company” or “Valour” refers to Valour Inc. and its subsidiaries as a whole, unless otherwise specified or the context otherwise requires.

Information contained in this AIF is given as of December 31, 2022, the financial year end of the Company, unless otherwise specifically stated.

Unless otherwise indicated, all currency amounts in this AIF and references to “$” are stated in Canadian dollars.

Market and industry data used throughout this AIF was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2022. The financial statements and management’s discussion and analysis are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards.

Caution Regarding Forward-Looking Information

This AIF contains “forward-looking information” within the meaning of that term under Canadian securities laws. This information relates to future events or future performance and reflects the Company’s expectations and assumptions regarding such future events and performance. In particular, all statements, other than statements of historical facts, included in this AIF that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future contain forward-looking information, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry;

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s Valour Asset Management, Valour Ventures and Valour Infrastructure business lines;

●	development of ETPs and partnerships and joint ventures with other companies;

●	investment performance of ETPs, DeFi protocols and portfolio companies that the Company has invested in;

●	development of laws and regulations governing the DeFi industry;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	future outbreaks of infectious diseases like the novel coronavirus (“COVID-19”);

●	the impact of climate change; and

●	other expectations of the Company.

Forward-looking information can be identified by the use of words such as, but not limited to, “plans”, “expects”, “project”, “predict”, “potential”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking information involves various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Important factors that could cause actual results to differ materially from the Company’s expectations are described in the Company’s documents filed from time to time with the applicable regulatory authorities and such factors include, but are not limited to, risks related to investment performance, minority investments, market fluctuations, fluctuations in commodity prices, uncertainties relating to the availability and costs of financing needed in the future, the strength of the global economy and financial system, foreign exchange fluctuations, competition, social, political, environmental and economic risks in the countries in which the Company’s investment interests are located, risks inherent to the DeFi industry, risks inherent to the mining industry, risks inherent to the technological industry, including the emergence of disruptive technologies and other risks described herein including under the heading “Risk Factors – Risks Relating to the Business and Industry of the Company”.

When relying on forward-looking information to make decisions, readers should ensure that the preceding information, the risks and uncertainties described in “Risk Factors” and the other contents of this AIF are all carefully considered. The forward-looking information contained herein is current as of the date of this AIF, and, except as may be required by applicable law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking information contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any information is based. Readers should not place undue importance on such forward-looking information and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s public filings available under its profile on SEDAR at www.sedar.com and at www.aequitasneo.com.

With regard to all information included herein relating to companies in the Company’s investment portfolio, the Company has relied on information provided by the investee companies and on publicly available information disclosed by the respective companies.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated in British Columbia pursuant to the Company Act (British Columbia) (the “BCCA”) under the name “Western Premium Resource Corp.” on April 14, 1986. On August 29, 1997, the Company filed a certificate of change of name under the BCCA and changed its name to “Zodiac Exploration Corp.” On December 18, 1998, the Company filed a certificate of change of name under the BCCA and changed its name to “Donnybrook Resources Inc.” On August 13, 2003, the Company filed a certificate of change of name under the BCCA and changed its name to “Rodinia Minerals Inc.” On November 3, 2009, the Company was continued under the Business Corporations Act (Ontario) (the “OBCA”), and on June 15, 2010, the Company filed articles of amendment under the OBCA and changed its name to “Rodinia Lithium Inc.” On August 16, 2016 the Company filed articles of amendment under the OBCA and changed its name to “Routemaster Capital Inc.” The common shares of the Company (the “Common Shares”) began trading on the TSX Venture Exchange (the “TSXV”) on June 30, 2010. The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. On January 19, 2021, the Common Shares were uplisted to trade on the NEO Exchange Inc. (“NEO”), and on February 26, 2021, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” On April 19, 2022, the Common Shares were listed for trading on the OTCQB Venture Market. On June 1, 2022, the Company filed articles of amendment under the OBCA and changed its name to “Valour Inc.” The Company’s head office and registered office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2.

As of the date of this AIF, the Company holds 100% of the issued and outstanding shares of DeFi Holdings Inc. (“DeFi Holdings”), 100% of the issued and outstanding shares of DeFi Holdings (Bermuda) Inc., 100% of Electrum Streaming Inc. and 100% of Valour Inc. (Cayman Islands) (“Valour Cayman”) The following is an organizational chart illustrating the inter-corporate relationships between the Company and its subsidiaries and the jurisdiction of organization of each such entity, as at the date hereof:

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a publicly listed company on the NEO Exchange trading under the symbol “DEFI”. The Company operates three lines of business: Valour Asset Management, Valour Ventures and Valour Infrastructure, each of which is explained further below under their respective headings in “Description of Business”.

Three Year History

The following is a summary of the general development of the Company’s business over the three most recently completed financial years.

Subsequent to Fiscal 2022

On February 13, 2023, the Company announced that Russell Starr has elected to step down from his role as Executive Chairman but will remain as Head of Capital Markets. Olivier Francois Roussy Newton, CEO of Valour, assumed the role of Executive Chairman replacing Russell Starr.

On February 3, 2023, the Company announced the change of its auditors from RSM Canada LLP to BF Borgers CPA PC.

On January 22, 2023, the Company announced that on January 19, 2023, Genesis Global Capital LLC (“Genesis”) and its group companies filed for bankruptcy protection in the US and listed Valour as a creditor. Valour clarified that Valour Cayman, its wholly-owned subsidiary, is a borrower of funds under a master loan agreement with Genesis dated January 22, 2022. The loan amount borrowed by Valour Cayman under the loan agreement is US$6 million which is collateralised.

On January 10, 2023, the Company announced the approval of its renewed EU-base prospectus covering digital assets ETP-products by the Swedish Financial Supervisory Authority (“SFSA”).

Fiscal 2022

On August 26, 2022, the Company announced the extension of the expiry date of 12,684,560 Common Share purchase warrants, previously issued in November 2020, to February 13, 2023.

On March 21, 2022, the Company announced that Valour Cayman had created a special purpose vehicle to support distribution of digital asset backed products to institutional clients, to additional exchanges and to offer a broader range of products across Europe.

Management, Board and Advisory Board Changes

On November 14, 2022, the Company announced the resignation of Bernard Wilson as director of the Company.

On October 6, 2022, the Company announced the appointment of Olivier Roussy Newton as Chief Executive Officer of the Company. In addition, the Company announced Russell Starr will re-assume the role of Head of Capital Markets and maintain his role as Executive Chairman of the Company.

On July 5, 2022, the Company announced Diana Biggs stepped down from her role as Chief Strategy Officer of the Company.

Financings

On November 29, 2022 the Company announced the closing of the second tranche of the October 2022 Unit (as defined below) offering for gross proceeds of $132,400 through the sale of 662,000 October 2022 Units. No finders fees were paid in connection with the closing of the second tranche. The securities underlying the second tranche closing were subject to a statutory hold period of four months and one day following the closing date, expiring March 30, 2023.

On November 14, 2022, the Company announced the closing of the first tranche of the October 2022 Unit offering, for gross proceeds of $1,414,973 through the sale of 7,074,865 October 2022 Units. A director of the Company purchased 2,500,000 October 2022 Units under the first tranche closing. In connection with the November 14, 2022 first tranche closing of the October 2022 Unit offering, the Company paid aggregate finder’s fees of C$ 7,499.73 in cash to certain finders and 187,493 broker warrants, each broker warrant entitling the holder to acquire one Share at a price of $0.30 for a period of two years from issuance. The securities underlying the first tranche closing were subject to a statutory hold period of four months and one day following the closing date, expiring March 15, 2023.

On October 11, 2022, the Company announced its non-brokered private placement financing of 25,000,000 units (the “October 2022 Units”), at an offering price of $0.20 per October 2022 Unit, for aggregate gross proceeds of $5,000,000. Each October 2022 Unit was comprised of one Common Share and one half Common Share purchase warrant, entitling the holder of a whole warrant to acquire one Common Share, at an exercise price of $0.30, for a period of 24 months from issuance.

SEBA Bank Partnership and Investment

On May 9, 2022, the Company announced it had partnered with SEBA Bank AG (“SEBA”) to launch the SEBA VALOUR Metaverse Index (SVMETA), an investable index that provides exposure to crypto assets related to gaming, entertainment, and social interactions within virtual and augmented reality. On June 7, 2022 the Company announced SVMETA was available for trading OTC.

On March 1, 2022, the Company announced that it has launched a joint initiative with SEBA to offer investment solutions in crypto assets.

On January 25, 2022, the Company announced that it has closed its investment of CHF 25 million in SEBA, acting as the co-lead in the oversubscribed CHF 110 million Series C funding round of SEBA. SEBA is a fully integrated, FINMA licensed, digital assets banking platform providing a seamless, secure, and easy-to-use bridge between digital and traditional assets.

On January 5, 2022, the Company announced that it has entered into a commercial agreement (the “Preferred Partnership Agreement”) to establish a preferred partnership relationship with SEBA. The Preferred Partnership Agreement outlines a framework for the Company to become a preferred provider of staking services, client referrals, market making and liquidity to SEBA, and SEBA to become a preferred provider of custody services to the Company. The Preferred Partnership Agreement also outlines further cooperation between SEBA and the Company with respect to asset and investment management, mining services, tokenization, digital capital markets and institutional research.

Additions to Indices

On January 26, 2022, the Company announced that it will be added to the CoinShares Blockchain Global Equity Index, administered by Solactive AG, on February 8, 2022. The index aims to offer exposure to listed companies that participate or have the potential to participate in the blockchain or cryptocurrency ecosystem. It also aims to capture the potential investment upside generated by earnings related to the adoption of blockchain technologies or cryptocurrencies.

On January 24, 2022, the Company announced that it has been added to the Melanion Bitcoin Exposure Index. This unique index, sponsored by Melanion Capital and administered by Bita GmbH, marks the first milestone in the development of an innovative Digital Asset business for Melanion Capital.

ESG initiatives

On January 18, 2022, the Company announced that it joined the Crypto Climate Accord (“CCA”), an industry initiative whose objective is to decarbonise the global crypto industry by prioritizing climate stewardship and supporting the entire crypto industry’s transition to net zero greenhouse gas emissions by 2040, as a supporter.

Valour Asset Management

On December 23, 2022, the Company announced its products were listed on the independent comparison platform MoneyMoon, a major European ETP comparison platform.

On December 1, 2022, the Company announced its partnership with Autostock, a Swedish trading platform, to launch an automated trading strategy designed to capture weekly effects of Bitcoin.

On October 28, 2022, the Company announced it had filed a new EU-base prospectus covering digital assets ETP-products with the SFSA.

On October 18, 2022, the Company announced the consolidation of its full pro-rated ETHW allocation received as a result of the Ethereum proof-of-work to proof-of-stake forking event. Net proceeds from the consolidation were reinvested into the underlying asset of the Company’s Ethereum Zero certificate products. The change was reflected through an adjustment to the net asset value of both Valour Cayman Ethereum Zero certificates (SEK and EUR denominated).

On October 12, 2022, the Company announced its partnership with Swedish index provider Vinter to launch the Company’s first multi-asset crypto ETP, the Valour Digital Asset Basket 10 ETP (VDAB10). The Valour Digital Asset Basket 10 ETP tracks the 10 largest digital assets weighted by their market capitalisation, with a maximum portfolio allocation of 30% per asset.

On September 23, 2022, the Company announced the debut and trading of its Carbon Neutral Bitcoin ETP on the Boerse Frankfurt Zertifikate AG (the “Frankfurt Exchange”).

On August 24, 2022, the Company announced the debut and trading of its new Binance Coin Exchange traded product, Valour (BNB) EUR ETP, on the Frankfurt Exchange. The Valour (BNB) EUR ETP tracks the price of BNB, the native token behind the BNB Chain, a decentralized open-source, multi-chain platform being used to build parallel virtual ecosystem infrastructure.

On August 18, 2022, the Company announced an agreement with German banks, Comdirect and Onvista, that will enable banking clients to integrate Valour Cayman ETPs into their investment portfolios.

On August 16, 2022, the Company announced its partnership with German online brokerage firm justTrade, whereby the Company was retained to provide physically-backed crypto ETPs to justTrade’s savings plan program (Sparplan) by the end of the year.

On July 26, 2022, the Company announced trading of its ETP products on the Lang and Schwarz Exchange, based in Germany. Trading of Bitcoin Zero, Etherium Zero, Valour Uniswap ETP, Valour Polkadot ETP, Valour Cardano ETP, Valour Solana ETP, Valour Avalanche ETP, and Valour Cosmos ETP began July 25, 2022.

On May 26, 2022, the Company announced Valour Cayman received approval to begin trading of the Valour Enjin (ENJ) EUR ETP and Valour Cosmos (ATOM) EUR ETP on the Frankfurt Exchange. Trading began on May 26, 2022.

On May 2, 2022, the Company announced that Valour Cayman received approval from the SFSA to extend its distribution from the Top 75 single digital assets by market capitalization to the Top 125.

On April 6, 2022, the Company announced that Valour Cayman began trading of its Polkadot (DOT) EUR ETP, Cardano (ADA) EUR ETP, and Solana (SOL) EUR ETP on the Euronet Exchange in Paris and Amsterdam. Trading began on April 6, 2022.

On February 17, 2022, the Company announced a strategic partnership with RockX, a Singapore-based institutional gateway to crypto finance and blockchains, to enhance the staking components of the Company’s current respective ETP infrastructures, co-develop ETP products, provide institutional staking services, custodian services and real time data yield oracle.

On February 16, 2022, the Company announced that Valour Cayman received approval to begin trading of its Terra (LUNA) SEK ETP and Avalanche (AVAX) SEK ETP on the Nordic Growth Market Exchange (“NGM”). Trading on the NGM began on February 28, 2022 and trading on the Frankfurt Exchange began on March 25, 2022.

On February 14, 2022, the Company announced that Valour Cayman received approval to begin trading of the Polkadot (DOT) EUR ETP and Cardano (ADA) EUR ETP on Frankfurt Stock Exchange. Trading began on February 21, 2022.

On February 2, 2022, the Company announced that Valour Cayman applied for a Swiss Verein zur Qualitätssicherung von Finanzdienstleistungen (“VQF”) membership through its Swiss subsidiary Valour Europe AG (formerly known as DeFI Europe AG). The VQF membership is awarded by the Verein zur Qualitätssicherung von Finanzdienstleistungen (Financial Services Standards Association), a self-regulatory association for the financial industry in Switzerland. Approval for the VQF membership was granted on April 11, 2022.

On February 1, 2022, the Company announced that Valour Cayman received approval to begin trading its Solana ETP on the Frankfurt Exchange, with trading to begin February 2, 2022.

Valour Ventures

On April 5, 2022, the Company announced it had participated in the $45 million Series A raise for Boba Network, a blockchain Layer-2 scaling solution and Hybrid Compute platform that integrates smart contracts with Web2 API.

On January 19, 2022, the Company announced that it has made a block purchase of $WILD tokens, the native token of Wilder World, an immersive 5D Metaverse built on Ethereum, Unreal Engine 5 and open protocol ZERO.

Normal Course Issuer Bid

On April 8, 2022, the Company announced the extension of its Normal Course Issuer Bid (“NCIB”), previously launched on April 13, 2021, to buy back Common Shares through the facilities NEO Exchange and/or other Canadian alternative trading platforms. The actual number of Common Shares that may be purchased under the NCIB and the exact timing of such purchases will be determined by the Company. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the NEO Exchange and/or other Canadian alternative trading platforms not to exceed up to 10% of the public float for the Common Shares as of April 8, 2022, or 20,359,513 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with NEO Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the NEO Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the NEO Exchange as measured from November 8, 2021 to April 8, 2022.

Fiscal 2021

Valour Asset Management

On December 16, 2021, the Company announced that Valour Cayman received approval to launch a Top 10 Digital Assets and Top 5 Defi ETP. The approval from Finansinspektionen, the SFSA, enables Valour Cayman to distribute the ETPs across key European markets. The ETPs will consist of an index of the top 10 digital assets and top 5 DeFi specific digital assets.

On December 15, 2021, the Company announced that Valour Cayman listed its Bitcoin Zero ETP and Ethereum Zero ETP on the Euronext Amsterdam and Paris exchanges.

On December 13, 2021, the Company announced that Valour Cayman received approval to launch a Metaverse and Gaming Index ETP from the SFSA. The ETP will consist of an index of the top five digital assets related to the metaverse and has regulatory approval for distribution across key European markets.

On November 29, 2021, the Company announced that Valour Cayman’s Uniswap ETP began trading on NGM.

On October 26, 2021, the Company announced that Valour Cayman will launch the world’s first Uniswap ETP on the Frankfurt Exchange, with the product going live on October 28, 2021. Uniswap, the world’s most popular decentralized exchange (“DEX”), is a liquidity provider for the trading of tokens on the Ethereum network. As of September 2021, Uniswap Labs shared that the Uniswap protocol passed $500bn USD in total trading volume since its launch in November 2018.

On September 20, 2021, the Company announced that Valour Cayman received approval for listing of its Bitcoin Zero and Ethereum Zero ETPs in Frankfurt, with trading of its Bitcoin Zero and Ethereum Zero products to begin on the Boerse Frankfurt Zertifikate AG that week.

On September 16, 2021, the Company announced that Valour Cayman launched its Solana ETP on the NGM stock exchange. Solana is the fastest blockchain in the world and the fastest growing ecosystem in the crypto universe, with more than 400 projects spanning DeFi, non-fungible tokens (“NFTs”), Web3, and more. It sat among the top 10 cryptocurrencies in the world by market capitalization 1 at USD $52.36 billion as of September 13, 2021.

On June 16, 2021, the Company announced that Valour Cayman signed a letter of intent with Arcane Assets AS with the intention to explore the issuance and listing of an exchange-traded product based on Arcane’s cryptocurrency fund.

On June 1, 2021, the Company announced that Valour Cayman launched its Polkadot ETP on the NGM stock exchange. Polkadot is a next generation blockchain protocol that enables interoperability and scalability for multiple blockchains. An open-source project founded by the Web3 Foundation, Polkadot’s native token, DOT, carries out three essential functions: providing governance for the network, operating the network via staking, and supporting the creation of parachains, specialized blockchains that connect to Polkadot.

On May 18, 2021, the Company announced that Valour Cayman launched the Cardano (ADA) ETP on the NGM. Cardano is an open-source, proof-of-stake blockchain platform which facilitates decentralized applications and peer-to-peer transactions via its native token, ADA. With a research-driven approach and focus on the security, scalability and programmability, Cardano’s development has been propelled in the past year.

On April 7, 2021, the Company announced that Valour Cayman launched Ethereum Zero, an ETP with Ethereum’s native token as an underlying, on the NGM stock exchange. Until now, people wanting to gain exposure to ether (ETH) through an ETP had to pay up to 2.5% management fees with competitor products, which can reduce the value of the investment. With the launch of Ethereum Zero, Valour Cayman provides investors with an ETP tracking the performance of the world’s second largest digital asset without any management fee.

On March 23, 2021, the Company announced that it entered into a binding Letter of Intent (“Second Valour LOI”) to acquire the remaining 80% equity interest in Valour Cayman that it did not own. The Second Valour LOI contemplated that the Company and Valour Cayman would promptly negotiate and enter into a definitive agreement, together with such other documents that may be required in order to formalize and execute the terms of the acquisition as outlined in the Valour LOI (the “80% Valour Acquisition”). In consideration for the acquisition, the Company agreed to, upon closing, issue 36,934,315 Common Shares at a deemed price of $2.05 per DeFi Share to the shareholders of Valour Cayman in exchange for 80% of the common shares in the capital of Valour Cayman. On January 19, 2021, the Company entered into a definitive agreement with respect to the 20% Valour Acquisition, and on February 12, 2021, the Company completed the 20% Valour Acquisition. On April 1, 2021, the Company announced that it had completed the 80% Valour Acquisition. Together, the 20% Valour Acquisition and the 80% Valour Acquisition constituted a “significant acquisition” for the Company as defined in National Instrument 51-102 – Continuous Disclosure Obligations. The Company filed a Form 51-102F4 in respect of the acquisition of Valour Cayman on April 9, 2021.

On February 12, 2021, the Company announced that Ms. Diana Biggs was appointed as Chief Executive Officer of Valour Cayman.

On January 4, 2021, the Company announced that it has entered into a binding Letter of Intent (“Valour LOI”) to acquire a 20% equity interest in Valour Cayman The Valour LOI contemplated that the Company and Valour Cayman would promptly negotiate and enter into a definitive agreement, together with such other documents that may be required in order to formalize and execute the terms of the acquisition as outlined in the Valour LOI (the “20% Valour Acquisition”). In consideration for the acquisition, the Company shall upon closing issue 21,000,000 Common Shares at a deemed price of $0.66 per share to the shareholders of Valour Cayman in exchange for 20% of the common shares in the capital of Valour Cayman. On January 19, 2021, the Company entered into a definitive agreement with respect to the 20% Valour Acquisition, and on February 12, 2021, the Company completed the 20% Valour Acquisition.

Valour Ventures

On June 8, 2021, the Company announced that it entered into a definitive agreement to acquire a 10% equity interest in SDK:meta (“SDK”) (the “SDK Acquisition”), a privately held web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings. Pursuant to the agreement, the Company issued 3,000,000 Common Shares to SDK in exchange for a 10% of the units in the capital of SDK upon closing of the SDK Acquisition. No finders’ fee were paid in connection with the SDK Acquisition. The SDK Acquisition was completed on June 14, 2021.

On April 14, 2021, the Company announced that it has co-invested alongside Pomp Investments (Anthony Pompliano’s investment fund) into SOVRYN, one of the first implementations of decentralized finance technologies specifically designed for the Bitcoin network. SOVRYN’s decentralized protocol extends the functionality of Bitcoin beyond permissionless, monetary sovereignty to include financial services such as trading, lending, liquidity insurance, and many other forms of trustless finance.

On March 19, 2021, the Company announced that it has finalized an investment in Volmex Finance one of the first implementations of decentralized volatility index strategies. Volmex Finance is the leading volatility index platform in crypto. Volatility derivatives are a core pillar of modern finance, as they provide a cost-effective means for hedging market volatility risk. Volmex Finance brings volatility hedging to Ethereum, unlocking a myriad of new DeFi applications and building blocks.

On January 27, 2021, the Company announced that it finalized an investment in Maps.me, one of the first implementations of decentralized finance technologies for a large international user base of customers.

On January 14, 2021, the Company announced that it has entered into a definitive agreement (the “DeFi Holdings Definitive”) to acquire the remaining 51% equity interest in DeFi Holdings that it did not own at such time (the “51% DeFi Holdings Acquisition”). In consideration for the acquisition, the Company issue 20,000,000 Common Shares to the shareholders of Defi Holdings in exchange for 51% of the common shares in the capital of Defi Holdings. The 51% DeFi Holdings Acquisition was completed on January 28, 2021.

On January 12, 2021, the Company announced that DeFi Bermuda had purchased tokens in the SNX, AAVE, UNI and YFI protocols, among others.

On January 8, 2021, the Company announced that it has set up an investment and trading subsidiary in Bermuda, DeFi Holdings Bermuda Ltd (“DeFi Bermuda”). The Company also entered into an agreement with Neversink River Capital, LLC an innovative cryptocurrency manager led by asset management and technology veterans of Deutsche Bank and MIO Partners to advise and actively manage its portfolio.

Valour Infrastructure

On December 1, 2021, the Company announced that it deployed a Solana validator node that will act as an independent validator for the network. By processing transactions and participating in consensus, DeFi Technologies will be supporting the growth and performance of the Solana network. In connection with running the node, DeFi Technologies can receive rewards from securing transactions on Solana as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network.

On November 22, 2021, the Company announced that it began staking the Company’s Blocto Tokens. Blocto, a portfolio company of the Company, is a blockchain wallet hub that allows users to conveniently and securely access blockchains, use DApps, send and receive their crypto and digital assets. BLT, the utility and governance token of Blocto, serves as the foundation of the ecosystem and the interconnective link between the wallet, Blocto-made products, and their users.

On November 18, 2021, the Company announced that it selected Bison Trails, the leading blockchain infrastructure platform-as-a-service company, to enhance the node infrastructure for the Valour Infrastructure business line. As part of the agreement, Bison Trails will begin by openly implementing validator nodes leveraging Bison Trails’ infrastructure and protocol expertise. The effort will contribute to the DeFi ecosystem by further establishing secure and reliable networks, voting, and increasing overall decentralization.

On November 15, 2021, the Company announced that it would deploy Solana nodes and act as an independent validator for the network. By processing transactions and participating in consensus, the Company will be supporting the growth and performance of the Solana network. In addition, the Company plans to participate in staking, thereby earning staking rewards.

On November 3, 2021, the Company announced that it will be joining the Pyth network, a decentralized financial market data distribution platform built on the Solana blockchain. As an active participant of the Pyth community, the Company will be bringing its real-time cryptocurrency pricing data to the Pyth network to improve DeFi market transparency.

On March 12, 2021, the Company announced that it launched a new product, DeFi Governance (now Valour Infrastructure). DeFi Governance seeks to work with decentralized networks, running nodes to provide governance to networks and validate transactions globally.

Management, Board and Advisory Board Changes

On November 1, 2021, the Company announced that Valour Cayman appointed Tommy Fransson to the role of Chief Executive Officer starting January 1, 2022. Mr. Fransson was previously at the NGM where he was Deputy CEO for ten years and Head of the Nordic Derivatives Exchange. Mr. Fransson replaced Diana Biggs, who moved into the role of the Company’s Chief Strategy Officer.

On October 4, 2021, the Company announced an expansion of its management team, with (a) Mr. Russell Starr, who has been serving as Executive Chairman of the Company, assuming the role of Chief Executive Officer, (b) Mr. Johan Wattenstrom, who is a co-founder and director of Valour Cayman, assuming the role of Chief Operating Officer, (c) Ms. Diana Biggs, who was then the Chief Executive Officer of Valour Cayman, assuming the role of Chief Strategy Officer as of November 1, 2021 and (d) Mr. Wouter Witvoet, formerly the Chief Executive Officer of the Company, assuming the role as President.

On July 20, 2021, the Company announced that it had appointed Mr. Russell Starr as Executive Chairman of the Company.

On May 14, 2021, the Company announced that it appointed Mr. Krisztian Tóth to the Board of Directors and Mr. Starr to the management team as Head of Capital Markets.

Mr. Tóth, is an experienced M&A lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm with eight offices with more than 700 lawyers across Canada and in the UK and South Africa. Mr. Tóth began his career at Fasken in 2003, eventually becoming a partner of the firm in 2009. He currently focuses on mergers and acquisitions and corporate finance with an emphasis on international and cross-border transactions, proxy contests and other contested matters, public and private financings, securities regulations and corporate governance. He has been recognized by IFLR1000 for his capital markets work. Mr. Tóth is also a director of a number of public companies, including Voyager Digital, a publicly listed crypto-asset broker that provides retail and institutional investors with a turnkey solution to trade crypto assets.

Mr. Starr is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. Mr. Starr is a trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. Mr. Starr is also a co-founder and part owner of Echelon Wealth Partners, a large Canadian investment dealer. After leaving Bay Street, Mr. Starr has held executive positions and board roles with numerous TSX and TSXV listed companies.

On March 2, 2021, the Company announced that Mr. Anthony Pompliano was appointed as an advisory to the Company. Mr. Pompliano manages an investment portfolio valued at approximately $500 million. He is the Managing Partner at Pomp Investments and previously co-founded asset management firm Morgan Creek Digital. Mr. Pompliano hosts the popular “Pomp Podcast” and writes a daily letter to more than 135,000 investors about bitcoin and digital assets. His interests lie at the intersection of finance, technology, entrepreneurship, and economics, which he tweets about extensively. Mr. Pompliano has long been a staunch proponent of bitcoin and has deep conviction that the world, including financial applications, will run on open, decentralized protocols.

On February 16, 2021, the Company announced that Mr. Wouter Witvoet was appointed as Chief Executive Officer of the Company. Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the first platform offering financing secured by private company stock. Secfi raised two rounds of venture capital as well as a facility of US$550 million from a leading New York based hedge fund. Under his leadership the company grew from 1 to 40 employees and has helped many employees from Snowflake, Uber, Pinterest, DoorDash and others with the money they need to exercise their stock options.

On February 3, 2021, the Company announced that Mr. Thibaut Ceyrolle, EMEA founder and VP of Snowflake Inc., had join the board of advisors of the Company. Thibaut has a wealth of experience in growing and scaling Software and Cloud industries companies for more than 20 years. He was Snowflake’s first employee outside the United States. Under Thibaut’s leadership, Snowflake EMEA grew from zero to a presence in 14 countries, and several hundred new customers and employees with an unprecedented growth in the Software industry. Snowflake is one of the most successful IPOs in the software industry and the largest software initial public offering in Q4 last year. Thibaut has been named the #1 Sales leader 2020 in the sales confidence community.

On January 19, 2021, the Company announced the appointment of Bernie Wilson as an additional independent director of the Company. Mr. Wilson is a senior financial professional. He is the former Vice-Chairman of PriceWaterhouseCoopers LLP and is the Chairman of the Founders Board of the Institute of Corporate Directors. Mr. Wilson has served as Chairman of the Canadian Chamber of Commerce; Chairman of the International Chamber of Commerce - Canada; and Member of the Canada/US Trade Committee. Mr. Wilson is currently a director of a number of other public Canadian companies.

Financings

On March 9, 2021, the Company announced that it had closed its previously announced non-brokered private placement financing of Common Shares gross proceeds of $10,000,000 (the “March 2021 Offering”). Pursuant to the closing of the March 2021 Offering, the Company issued 5,000,000 Common Shares. In connection with the Offering, the Company paid aggregate finder’s fees of C$274,120 in cash to certain finders. The securities issued under the March 2021 Offering were subject to a statutory hold period of four months and one day following the closing date, expiring July 10, 2021.

Normal Course Issuer Bid

On April 9, 2021, the Company announced its intention to commence a NCIB to buy back Common Shares through the facilities of the NEO Exchange and/or other Canadian alternative trading platforms. The actual number of Common Shares that may be purchased under the NCIB and the exact timing of such purchases will be determined by the Company. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the NEO Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with NEO Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the NEO Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the NEO Exchange as measured from November 9, 2020 to April 8, 2021.

Name Change and Listing of Common Shares

On November 10, 2021, the Company announced that it filed a Form 40-F Registration Statement with the United States Securities and Exchange Commission to list the Common Shares on the Nasdaq Stock Market.

On February 26, 2021, the Company announced that the shareholders of the Company approved the change of name of the Company to “DeFi Technologies Inc.”.

On January 19, 2021, the Company announced that effective January 21, 2021, the Common Shares will be listed on the NEO Exchange under the symbol “DEFI” and that the Common Shares would delist from the TSX Venture Exchange.

HIVE Blockchain Share Exchange

On March 25, 2021, the Company announced that it has entered into a letter of intent with HIVE Blockchain Technologies Ltd. (“HIVE”) for a share swap arrangement, by which HIVE will receive ten (10) million Common Shares representing 6.5% of the existing outstanding common shares of the Company at such time, in exchange for four (4) million HIVE common shares, representing 1.1% of Hive’s issued and outstanding common shares at such time. In addition, HIVE and DeFi Technologies plan to create a partnership surrounding the decentralized finance (DeFi) ecosystem with specific applications around Ethereum and Miner Extractable Value (MEV). The new partnership, which follows three months of discussions, will provide the Company with a strategic stake in HIVE and a broader partnership surrounding the DeFi ecosystem with a specific focus on the Ethereum based MEV space and developments surrounding it. The share swap arrangement with HIVE was completed on April 21, 2021.

Fiscal 2020

Investments

On December 29, 2020, the Company announced that it has invested in a seed-round financing of $100,000 in Luxor Technology Corporation, an institutional hashrate marketplace.

On November 18, 2020, the Company announced that it had entered into a definitive agreement dated as of November 18, 2020 to acquire 49% of the issued and outstanding common shares of DeFi Holdings (the “Definitive Agreement”). Under the terms set out in the Definitive Agreement, the Company issued 20,000,000 common shares of the Company from treasury (the “Payment Shares”) to the shareholders of DeFi Holdings in exchange for a 49% of the total issued and outstanding common shares DeFi Holdings (the “Purchased Shares”) pro rata in proportion to their holdings of Purchased Shares. Pursuant to the Company’s press release dated October 6, 2020, the Payment Shares issued had a deemed value of $0.055 per Payment Share. The acquisition under the Definitive Agreement was completed on December 10, 2020.

On October 6, 2020, the Company announced that it has entered into a binding Letter of Intent (“LOI”) to acquire a 49% equity interest in DeFi Holdings. The LOI contemplated that the Company and DeFi Holdings would promptly negotiate and enter into a definitive agreement, together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI. In consideration for the acquisition, the Company shall upon closing issue 20,000,000 common shares of the Company at a deemed price of $0.055 per share to the shareholders of Defi in exchange for 49% of the common shares in the capital of Defi Holdings.

On September 11, 2020, the Company announced that it has entered into a royalty purchase agreement (the “Purchase Agreement”) with 2776234 Ontario Inc. (the “Purchaser”) to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”) (the “Transaction”). As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. Based on the Bank of Canada exchange rate of C$1.317 to US$1.00, the Company received total consideration valued at approximately C$3,000,000.

Financing Activities

On November 16, 2020, the Company closed its previously announced non-brokered private placement financing of units (the “Nov 2020 Units”) for gross proceeds of $2,000,000 (the “Nov 2020 Offering”). Pursuant to the closing of the Nov 2020 Offering, the Company issued 20,000,000 Nov 2020 Units. Each Nov 2020 Unit consists of one Common Share and one common share purchase warrant (each, a “Nov 2020 Warrant”), entitling the holder to acquire one additional Common Share at an exercise price of $0.25 for a period of 24 months from issuance. If at any time after four months and one day from the closing date the common shares of the Company trade at $0.20 per common share or higher (on a volume weighted adjusted basis) for a period of 10 consecutive days, the Company will have the right to accelerate the expiry date of the Nov 2020 Warrants to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right.

On November 16, 2020, the Company also granted a total of 1,600,000 stock options to certain consultants of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant and may be exercised at a price of $0.09 per option for a period of five years from the date of grant.

On July 23, 2020, the Company announced that it had closed its previously announced non-brokered private placement financing of units (the “July 2020 Units”) for gross proceeds of $600,000 (the “Offering”). Pursuant to the closing of the Offering, the Company issued 20,000,000 July 2020 Units. Each July 2020 Unit consists of one Common Share and one half common share purchase warrant (each, a “July 2020 Warrant”), entitling the holder to acquire one additional Common Share at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the Offering, the Company has paid aggregate finder’s fees of $3,150 in cash and 105,000 finder’s warrants (“Finder’s Warrants”) to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one Common Share at a price of $0.05 for a period of 24 months from the date of the closing of the July 2020 Offering.

On February 14, 2020, the Company announced that it had terminated its previously announced $2 million private placement of units of the Company.

Management, Board and Advisory Board Changes

On December 30, 2020, the Company announced that it had strengthened its advisory board with the addition of Chris Yeung, Head of Trading, Asia at BlockFi to its Advisory Board (as defined below).

On November 26, 2020, the Company announced that it had formed an advisory board (the “Advisory Board”) with Wouter Witvoet, Olivier Francois Roussy Newton and Trapp Lewis as its founding members. The Advisory Board will work with the Company and DeFi Holdings to identify and grow promising decentralized finance projects.

The Company also announced that Daniyal Baizak has been appointed President, Chief Executive Officer and a director of the Company. Mr. Baizak is a business consultant with considerable experience providing financial and strategic advice on investment, mergers and acquisitions and project management for a variety of private and public companies. Mr. Baizak holds a Bachelor of Commerce from Rotman School of Management, University of Toronto. Mr. Baizak replaced Fred Leigh, the former President, Chief Executive Officer and director of the Company.

On March 10, 2020, the Company announced that it had appointed Fred Leigh as President, Chief Executive Officer and a director of the Company. Mr. Leigh was previously the Chief Executive Officer and a director of the Company from 2016 to 2019. Mr. Leigh replaced James Lanthier, the former President, Chief Executive Officer and director of the Company.

DESCRIPTION OF THE BUSINESS

General

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company is a technology company bridging the gap between traditional capital markets and decentralized finance through three primary business lines: (a) the development and listing of Exchange Traded Products (“ETPs”), investment vehicles providing indirect exposure to underlying cryptocurrencies, digital asset indexes, or other decentralized finance instruments, through our Valour Asset Management business line, (b) participating in decentralized blockchain networks by processing data transactions that contribute to network security and stability, governance, and transaction validation through our Valour Infrastructure business line, and (c) through our investments in decentralized finance companies in early-stage ventures through our Valour Ventures business line.

“Decentralized finance” or “DeFi” refers to a financial system that seeks to operate as an alternative to the traditional financial system. DeFi seeks to allow people and companies to effect transactions on a “peer to peer” basis, typically employing blockchain or other distributed ledger technology to allow participants to interact with one another directly between each other. Because transactions are effected peer to peer, DeFi does not rely on traditional intermediaries such as banks, brokerages, and stock exchange, so transactions can be completed on a more timely basis and without the fees typically charged by intermediaries.

Valour Asset Management

The Company’s wholly owned subsidiary Valour Cayman develops and lists ETPs on regulated stock exchanges in Europe that synthetically track the value of a cryptocurrency or DeFi protocol token, or an index or basket thereof. ETPs simplify the ability for retail and institutional investors to gain exposure to cryptocurrencies and decentralized finance as they remove the need to manage wallets, various logins, custody and other intricacies that are linked to managing a digital asset portfolio. Rather, retail and institutional investors can simply purchase the associated ETP with the cryptocurrency or DeFi protocol token they wish to gain exposure to through a bank or brokerage account with access to the relevant stock exchanges.

As of the date hereof, Valour Cayman has listed the following ETPs:

Name of ETP (Currency)	Exchange Listings	ISIN No.
Valour Bitcoin Zero (EUR)	NGM, Borse Frankfurt Zertifikate AG, Euronext Amsterdam and Euronext Paris	CH0573883474
Valour Bitcoin Zero (SEK)	NGM	CH0585378661
Valour Ethereum Zero (EUR)	Borse Frankfurt Zertifikate AG, Euronext Amsterdam and Euronext Paris	CH0585378752
Valour Ethereum Zero (SEK)	NGM	CH1104954362
Valour Cardano ETP (SEK) Valour Cardano ETP (EUR)	NGM Borse Frankfurt Zertifikate AG	CH1114178796 CH1114178820
Valour Polkadot ETP (SEK) Valour Polkadot ETP (EUR)	NGM Frankfurt Exchange	CH1114178770 CH1114178812
Valour Solana ETP (SEK)	NGM	CH1114178762
Valour Uniswap ETP (EUR)	Borse Frankfurt Zertifikate AG	CH1114178846
Valour Uniswap ETP (SEK)	NGM	CH1114178754
Valour Avalanche (AVAX) ETP (SEK)	NGM	CH1114178788
Valour Avalanche (AVAX) ETP (EUR)	Borse Frankfurt Zertifikate AG	CH1149139615
Valour Enjin (ENJ) ETP (EUR)	Borse Frankfurt Zertifikate AG	CH1149139656
Valour Cosmos (ATOM) (EUR)	Borse Frankfurt Zertifikate AG	CH1149139664
Valour Binance (BNB) (EUR)	Borse Frankfurt Zertifikate AG	CH1149139672
Valour Bitcoin Carbon Neutral (EUR)	Borse Frankfurt Zertifikate AG	CH1149139706
Valour Digital Asset Basket 10 (VDAB10) (EUR)	Borse Frankfurt Zertifikate AG	CH1149139623

Products and Services

Valour Cayman ETPs are issued under a base prospectus dated December 15, 2022 (the “Base Prospectus”), as supplemented by supplements or final terms from time to time (“Final Terms”), which together govern the ETP program (the “Program”). The Base Prospectus has been approved by the SFSA, the Swedish financial authority, and is passport eligible in France, Germany, Italy, Austria, Belgium, Denmark, Finland, Luxembourg, The Netherlands, Norway and Spain. Valour Cayman may also request the SFSA to publicize the approval of the Base Prospectus to other European Economic Area (“EEA”) states in accordance with Regulation (EU) 2017/1129. For further details on the terms and conditions of the ETPs, a copy of the Base Prospectus may be obtained at https://www.fi.se/en/our-registers/prospektregistret/details/?id=21-25431.

Valour Cayman’s current ETP range are all open-ended certificates that provide exposure to a single digital asset, or an index or a basket thereof, as specified in the relevant Final Terms. The Final Terms and for each of Valour Cayman’s ETPs are available on the company website on the respective ETP pages: https://valour.com/products. Valour Cayman is the issuer of the ETPs offered under the Program and also acts as calculation agent.

Valour Cayman’s policy is always to hedge 100% of the market risk in the underlying asset. Hedging is done continuously and in direct correspondence to the issuance of ETPs to investors. In order to hedge its exposure to each digital asset, Valour Cayman relies on cryptocurrency exchanges to be able to buy and sell the digital assets which the ETPs track.

For its Bitcoin Zero and Ethereum Zero products, Valour Cayman charges zero management fees and for all other products, a management fee of 1.9% applies.

Valour Cayman currently lists its ETPs, on the following European stock exchanges: NGM, Euronext Amsterdam, Euronext Paris, Lang and Schwarz Exchange, and Borse Frankfurt Zertifikate AG. The listing of ETPs are subject to exchange approval by the relevant exchange.

Staking of Cryptocurrency and Defi Protocol Tokens

As part of Valour Cayman policy to hedge 100% of the market risk, Valour Cayman purchases and sells the digital assets which its ETPs track. Pursuant to the Base Prospectus and Final Terms, Valour Cayman may lend or stake such digital assets on its balance sheet to generate revenue. Lending or staking transactions are only conducted with institutional-grade counterparties and only up to a certain percentage for risk management purposes in accordance with Valour Cayman’s Lending and Staking Policy.

Pursuant to the Lending and Staking Policy, lending and staking activities are overseen by its Allocation Committee, which is comprised of its Head of Asset Management and Trading, currently John Wattenstrom, its Head of Finance, and its Chief Operating Officer. Prior to entering into any lending or staking transaction, due diligence will be conducted on all potential counterparties, among them Blockdaemon Ltd. and Copper Technologies (Switzerland) AG and in particular counterparties in the following situations:

●	Custody of assets of Valour Cayman by third parties, without legal separation from assets of such third party

●	Deposits of cash with banks and investment firms

●	Bilateral FX transactions (settlement risk)

●	Bilateral transactions in digital assets (settlement risk)

●	Lending and borrowing transactions relating to digital assets (settlement risk)

In order to evaluate a counterparty the following information is collected and documented in the counterparty scorecard:

Contact information

The name, the website and contact person at the exchange/counterparty, as well as the responsible onboarding owner on Valour side.

Current status

The current status of the relationship, the connection type, as well as the services, products and currency pairs used on the respective exchange/counterparty have to be documented and kept up to date.

Country of registration and regulation

The country in which the exchange/counterparty is registered must be documented. In addition all countries in which the exchange/counterparty holds a regulatory licence have to be assessed and documented by stating the licence number (if applicable).

Country risk

The country of registration as well as the country/-ies of regulation are evaluated by using the country risk matrix. The country risk matrix considers the FATF (and equivalent) country evaluation, the Transparency.org Corruption Perception Index (CPI) as well as the VQF SRO country risk recommendations.

Adverse media search

An adverse media search is being conducted. For example, information about an exchange having been hacked in the past or any news about a negative reputation, regulatory breaches etc are documented.

Public exchange scores

Publicly available information and risk scores from data sources such as Coinmarketcap and Coingecko are being collected and documented.

Information security certification

The exchange/counterparty information security certification status is assessed. Information about the possession of certifications such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II as well as ISO 27001 are documented.

Insurance coverage

Information about insurance protection and regulatory status in terms of investor protection are assessed and documented.

Proof of reserves

It is being checked if the exchange/counterparty has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited.

Risk evaluation

The risk score is evaluated on a scale of 1 to 5, with 1 being the lowest risk and 5 being the highest risk. Based on the information collected in the scorecard, with a focus on regulatory licences, a risk score is calculated and documented for each exchange or counterparty.

Business justification and restrictions

In cases where an exchange or counterparty presents increased risks, a business justification must be provided. Any decision to establish a business relationship with an exchange or counterparty with increased risks must be approved by the board.

Recurring review schedule

The review date and review frequency of all exchanges/counterparties are documented and tracked in the scorecard. A review once a year is set as the default standard, however, an ad-hoc review has to be considered in case of any event that may result in any of the assessment criteria being changed.

Account closure

If the exchange or counterparty has been identified with an increased risk, such as a risk score of 4 or 5, Valour Cayman will determine if it is necessary to close the business relationship. This decision is based on the potential exposure and the potential impact on the business and stakeholders. If it is determined that the business relationship should be terminated, a plan for closing the relationship is developed in a controlled and orderly manner. This may include transferring outstanding transactions, closing accounts, and ensuring that all necessary documents and records are properly transferred or retained. The decision to close the business relationship is communicated to the exchange or counterparty and a timeline for the closure is provided. Once the business relationship has been successfully terminated, the counterparty scorecard is updated in order to reflect the closure.

When deciding whether to lend or stake a particular asset, the Lending and Staking Policy provides that the decision will initially be made based on the risk profile of the potential counterparties, then the highest yield available, then prioritizing staking over lending.

The Lending and Staking Policy requires that assets be lent or staked for an open term, with no fixed duration lock-up, thereby allowing Valour Cayman to withdraw from the lending or staking transaction. The Lending and Staking Policy also sets limits on how much of a particular digital asset can be lent or staked of 55% in the case of assets under management of less than US$10 million, and 80% for over US$10 million. Allocations by counterparty will be limited to 33% of Valour Cayman’s aggregate assets. Exceptions to these rules can be made with Board approval.

“Staking” refers to the process of dedicating digital assets to a particular blockchain for a set period of time so as to verify transactions on that blockchain. The act of staking typically results in the staking person or company receiving newly-created digital assets of the same type as a reward verifying the transactions. In addition, having digital assets staked improves the integrity and security of the applicable blockchain ledger.

Custody of Digital Assets

The policies of Valour Cayman require the application of internal multi-signature cold-storage and external custody. External custody solutions include specialized third-party custody providers within the United States and Europe. Valour Cayman currently utilizes the following third-party custody providers to hold and safeguard Valour Cayman’s digital assets:

Custodian	Location	% of digital assets custodied by market value(1)	Regulatory Body
Bitcoin Suisse AG	Switzerland	11.38%	Financial Services Standards Association (VQF), Zug, Switzerland
Anchorage Digital	United States	21.89%	Office of the Comptroller of Currency
Coinbase Global, Inc.	United States	0.03%	New York Department of Financial Services

Note 1: As at December 31, 2022; Residual digital assets served as collateral for loans with B2C2-Group (approx. 56.4%; B2C2 UK FCA-regulated) and Genesis Global Capital LLC (10,02%; subject to bankruptcy proceeding/filing as of 19 January 2023).

Prior to engaging any prospective third-party to perform custody services, Valour Cayman conducts diligence and counterparty risk analysis of such third-party. Such measures include:

●	verifying contact information of the third-party and the responsible onboarding owner on the Valour Cayman side.

●	reviewing current status of the relationship with the third-party, the connection type, as well as the services, products and currency pairs used by the third-party.

●	documenting the prospective third-party’s regulatory regime and licenses.

●	assessing the third-party’s jurisdiction of incorporation and regulatory regime for compliance to international anti-terrorism and money laundering guidelines such as the Financial Action Task Force country evaluation, Transparency.org Corruption Perception Index as well as the VQF SRO country risk recommendations.

●	collecting and documenting public exchange scores, such as Coinmarketcap and Coingecko, of the third-party

●	assessment of the third-party’s information security certification, such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II as well as ISO 27001.

●	assessment and documentation of the third-party’s insurance coverage with respect to investor protection.

●	verifying if the third-party has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited.

●	searching for any adverse public media results regarding the third-party

●	analyzing risk exposure and business restrictions through engaging the third-party.

●	recurring review of third-party custody providers.

Valour Cayman’s current third-party custody providers do not engage sub-custodians to provide custody services. None of Valour Cayman’s current third-party custody providers are Canadian financial institutions or related parties of the Company. Each of Valour Cayman’s third-party custody providers maintain general commercial insurance on its own behalf and would be subject to their respective jurisdiction’s bankruptcy laws in the event of such an event. The Company and Valour Cayman are not aware of any aspect of the above custody providers that would adversely affect the Company from obtaining an unqualified audit opinion on its audited financial statements. The Company and Valour Cayman are not aware of any security breaches or similar incidents with respect to its third-party custody providers.

In addition, Valour Cayman utilizes custody solutions offered by institutional quality exchanges. The exchanges typically store between 95% and 100% of the assets in multi-signature cold storage. Different exchanges store different proportions of their assets in online wallets, and the proportion of assets in cold storage is one of the factors determining their risk weight in our model for capital adequacy. Cold storage means storage facilities where the private keys of a wallet are held off-line protected physically as well as by the multi-signature features of the wallet. By comparison, hot storage means storage facilities or platforms that are connected to the internet, which provide greater accessibility to digital assets for users, but are subject to greater cybersecurity risks.

The Company does self custody some of the Company’s venture portfolio using meta mask and other hot wallets. The total value of the Company’s digital assets under self custody was approximately US$1.6m as at December 31, 2022. No digital assets related to the Valour Cayman ETPs are self-custodied.

The controls around the meta mask and other hot wallets includes only senior management having access to the accounts, passwords, seed phases, etc. All copies of passwords and seed phases are secured with senior management. Duplicate copies of the passwords and seeds phases are held two members of the senior management in different locations.

The following principles are applied with regards to Valour Cayman’s internal safe keeping of digital assets:

a.	The quantities that are kept by means of hot storage shall be limited to what is reasonably estimated as required for hedging of potential transactions in the near future;

b.	The quantities that are kept by means of hot storage shall be distributed between a reasonable number of the approved counterparties for such storage, taking practical aspects into consideration; and

c.	The allocation of assets between Valour Cayman’s counterparties shall be optimized with respect to security and quality of Valour Cayman’s products within the limits set forth by the model for capital adequacy.

Specialized Skill and Knowledge

Valour Cayman has assembled a team of employees, officers, directors and consultants with specialized skill and knowledge of regulated exchanges in Europe, investment banking, cryptocurrencies, digital assets and decentralized finance. In particular, Valour Cayman has retained Johan Wattenstrom, Co-Founder & Director at Nortide Capital and previously the Founder of XBT Provider (now known as Coinshares), which created the world’s first ever Bitcoin ETP in 2015, and has served on the management committees of several Nordic investment banks.

Valour Cayman also retains external legal counsel with respect to regulatory compliance of its Program ETPs. Additional information can be found in the Base Prospectus.

Competitive Conditions

There are several other issuers that have listed similar tracker-products in various forms and markets, including in Europe. Valour Cayman holds a strong competitive position, particularly in the Nordics, due to its competitive and transparent pricing model. Valour Cayman’s Bitcoin and Ethereum Zero ETPs are the first and only of their kind to track the two largest digital assets by market capitalisation and charge zero management fees. For its other products, Valour Cayman charges 1.9% management fees, whereas competitor products in the same markets charge up to 2.5% management fees.

Valour Cayman’s innovative product range is also a competitive advantage, as Valour Cayman launched the first and only Uniswap ETP and has issued a number of other digital asset ETPs in 2022.

New Products

On December 16, 2021, the Company announced that Valour Cayman has received approval to launch a Top 10 Digital Assets and Top 5 Defi ETP. The approval from Finansinspektionen, the SFSA enables Valour Cayman to distribute the ETPs across key European markets. Work on structuring such ETPs are ongoing with launch date anticipated in early 2023.

Cycles

As Valour Cayman’s products are financial markets products tracking digital assets of finite supply, the demand for ETPs may experience cycles resulting from fluctuating supply and demand, and as an alternative asset class, although the correlation between traditional markets and cryptocurrencies has been seen to be increasing.

Employees

In addition to the 8 employees and 3 consultants at Valour Cayman, the Company has 11 consultants.

Valour Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the DeFi ecosystem to build a diversified portfolio of DeFi assets and venture investments, predominantly at Seed or Series A stage. As of December 31, 2022 the Company has participated in equity or token raises from the following ventures:

●	Skolem Technologies provides data and trade execution services for decentralised financial markets positioning themselves as an outsource partner for strategy execution.

●	Clover is a substrate-based smart contracts platform with Ethereum Virtual Machine (EVM) compatibility, providing cross-chain infrastructure for scaling decentralised applications (dApps).

●	Sovyrn provides DeFi infrastructure for Bitcoin via a non-custodial and permissionless smart contract based system that enables lending, borrowing and margin trading.

●	Saffron Finance is a peer-to-peer (P2P) risk exchange and decentralised marketplace for risk arbitrage, built on Ethereum.

●	Earnity bridges the needs of retail and institutional customers by providing crypto holders with a vehicle to earn interest on their crypto assets.

●	Blocto is a UX-focused interoperable ecosystem that enables users to easily access dApps, crypto and NFTs cross-chain.

●	Luxor Technologies provides a range of solutions for scaling blockchain infrastructure including a globally distributed mining pool, a hashrate network-switching engine, and a wide variety of blockchain related software.

●	Oxygen Protocol is a Solana based DeFi prime brokerage service that democratises borrowing, lending, and leverage trading.

●	Maps.me is the world’s leading offline mapping application. With over 140M users, Maps.me 2.0 aims to become the global passport to the new financial system.

●	Mobliecoin is an open-source, encryption-focused cryptocurrency designed for use in everyday transactions, addressing security, transaction speed, energy consumption, and optimization for mobile devices.

●	SDK:meta, LLC is a privately held web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralised finance and related offerings.

●	Volmex Labs offers a tokenised volatility protocol built on Ethereum that enables the creation of volatility indexes (VIX) for crypto assets.

●	3iQ Corp. is a Bitcoin and digital asset fund manager that offers digital asset investment products

●	Wilder World is the first full-scale, immersive 5D Metaverse being built out on Ethereum with full augmented reality (AR) and virtual reality (VR) integration

●	Boba Network is a blockchain Layer-2 scaling solution and Hybrid Compute platform offering lightning fast transactions and fees up to 100x less than Layer-1.

Each of these ventures were selected for their innovative potential, high quality teams, growing and / or potential user bases and unique position in the market or market share, cutting edge technology, and/or leading investors. The ventures respective use cases include borrowing and lending, decentralized exchanges, derivatives and asset management, amongst others.

Specialized Skill and Knowledge

The Company believes that the success of its Valour Ventures line of business is dependent on the performance of its management team and the ability of the Company to leverage the network of its management, directors and advisory board. Management of the Company and its subsidiaries have extensive knowledge and understanding of evolving DeFi industry and have a strong track record of identifying sound investment opportunities and making prudent business decisions. In addition, the members of the advisory board have also been selected due to their wealth of experience in the crypto and DeFi industry. The Company has adequate personnel with the specialized skills required to successfully carry out its operations.

Competitive Conditions

As the DeFi industry is an emerging industry, competition in the space is constantly evolving. With respect to investment in DeFi projects, protocols and other ventures, the Company’s competitors range from established DeFi protocol trading companies to crypto and / or traditional VCs to individual angel investors. The Company may also compete with other emerging companies in the DeFi industry and established mutual funds, investment funds, hedge funds, investment companies, management companies and other investment vehicles for investment opportunities. Many of these competitors have greater financial, technical and other resources than the Company. To compete, the Company depends on the knowledge, experience and network of business contacts of the management, directors and the Advisory Board of the Company.

Valour Infrastructure

The Company’s Valour Infrastructure line of business offer governance services and products within the DeFi ecosystem. The Company uses its expertise in DeFi to offer node management of decentralized protocols to support governance, security and transaction validation for networks.

Node management refers to the practice of acting as a “node”, which is a stakeholder that verifies transactions on a decentralized blockchain network. In exchange for such activities, the node is compensated by the network, usually in the form of the digital assets native to the applicable blockchain network.

As of the date hereof, the Company has:

●	deployed a validator node on the Solana blockchain, a blockchain which allows users to launch digital asset and NFT projects. that will act as an independent validator for the network. In connection with running the node, DeFi Technologies can receive rewards from securing transactions on Solana as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network;

●	staked the Company’s Blocto Tokens. Blocto, a portfolio company of the Company through its Valour Ventures business, is a blockchain wallet hub that allows users to conveniently and securely access blockchains; and

●	partnered with Shyft to openly implement node servers for Shyft’s decentralized network. Shyft is building the first of its kind identity layer for DeFi so that participants and transacting institutions can provide additional transparency by identifying both sides of a transaction instantaneously and securely.

Furthermore, the Company announced that it selected Bison Trails, the leading blockchain infrastructure platform-as-a-service company, to enhance the node infrastructure for the Valour Infrastructure business line. As part of the agreement, Bison Trails will begin by openly implementing validator nodes leveraging Bison Trails’ infrastructure and protocol expertise. The effort will contribute to the DeFi ecosystem by further establishing secure and reliable networks, voting, and increasing overall decentralization.

In connection with data processing, the Company may be compensated for securing transactions on such networks as well as for providing governance services such as voting on code changes and other upgrades to the globally-decentralized network. As a publicly-traded company that is regulated, audited and is transparent as to its operations and finances to the public markets, the Company is uniquely suited to support governance of decentralized networks.

Employees

In addition to the 8 employees and 3 consultants at Valour Cayman, the Company has 11 consultants.

Risk Factors

The Company’s business, operations, financial results and prospects are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Relating to the Business and Industry of the Company

Staking and Lending of Cryptocurrencies, DeFi Protocol Tokens or other Digital Assets

The Company may stake or lend crypto assets to third parties, including affiliates. On termination of the staking arrangement or loan, the counterparty is required to return the crypto assets to the Company; any gains or loss in the market price during the period would inure to the Company. In the event of the bankruptcy of the counterparty, the Company could experience delays in recovering its crypto assets. In addition, to the extent that the value of the crypto assets increases during the term of the loan, the value of the crypto assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the counterparty and potentially exposing the Company to a loss of the difference between the value of the crypto assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of crypto assets, including by failing to deliver additional collateral when required or by failing to return the crypto assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the staking or loan agreement, which may ultimately be unsuccessful.

Furthermore, the Company and its affiliates may also pledge and grant security over its crypto assets to secure loans. In the event that the Company or its affiliates defaults under its obligations with respect to the loan, including failure to repay the principal amount of the loan or accrued interest, lenders may realize upon its security and take possession to such pledged crypto assets.

The crypto assets that are staked, loaned or pledged to third parties by the Company include crypto assets held by Valour Cayman for the purposes of hedging its ETPs. The Company is exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETPs exceed the quantum of uncommitted cryptocurrency available to the Company to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of cryptocurrency should the sale of ETPs, and correspondingly, the underlying cryptocurrency, exceed the Company’s available reserves.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and DeFi protocol token market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and DeFi Protocol tokens inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s cryptocurrency and DeFi protocol token inventory and thereby affect the Company’s shareholders.

The profitability of our operations will be significantly affected by changes in prices of cryptocurrencies, DeFi protocol tokens and other digital assets. Cryptocurrencies, DeFi protocol tokens and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such cryptocurrencies, DeFi protocol tokens and other digital assets in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrencies, DeFi protocol tokens and other digital assets prices should decline and remain at low market levels for a sustained period, we could determine that it is not economically feasible to continue activities.

The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

●	changes in liquidity, market-making volume, and trading activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	decreased user and investor confidence in crypto assets and crypto platforms;

●	negative publicity or events and unpredictable social media coverage or “trending” of crypto assets;

●	the ability for crypto assets to meet user and investor demands;

●	the functionality and utility of crypto assets and their associated ecosystems and networks;

●	consumer preferences and perceived value of crypto assets and crypto asset markets;

●	regulatory or legislative changes and updates affecting the cryptoeconomy;

●	the characterization of crypto assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting, and development of the blockchain networks;

●	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	interruptions in service from or failures of major crypto platforms;

●	availability of an active derivatives market for various crypto assets;

●	availability of banking and payment services to support crypto-related projects;

●	level of interest rates and inflation;

●	national and international economic and political conditions;

●	global cryptocurrency supply;

●	changes in the software, software requirements or hardware requirements underlying a blockchain network;

●	competition for and among various cryptocurrencies; and

●	actual or perceived manipulation of the markets for cryptocurrencies.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Volatility Risk

As Valour Cayman’s ETPs track the market price of cryptocurrencies and DeFi protocol tokens, the value of the Common Shares relates partially to the value of such cryptocurrencies and DeFi protocol tokens, and fluctuations in the price of cryptocurrencies, DeFi protocol tokens and other digital assets could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, DeFi protocol tokens and other digital assets, including: the total number of cryptocurrencies, DeFi protocol tokens and other digital assets in existence; global cryptocurrency, DeFi protocol tokens and other digital assets demand; global cryptocurrencies, DeFi protocol tokens and other digital assets supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies, DeFi protocol tokens and other digital assets; interest rates; currency exchange rates, including the rates at which cryptocurrencies, DeFi protocol tokens and other digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies, DeFi protocol tokens and other digital assets from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies, DeFi protocol tokens and other digital assets as a form of payment or the purchase of cryptocurrencies, DeFi protocol tokens and other digital assets; the availability and popularity of businesses that provide cryptocurrencies, DeFi protocol tokens and other digital assets and blockchain-related services; the maintenance and development of the open-source software protocol of various cryptocurrency or DeFi protocol networks; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrencies, DeFi protocol tokens and other digital assets economy participants that the value of cryptocurrencies, DeFi protocol tokens and other digital assets will soon change; and fees associated with processing a cryptocurrency, DeFi protocol token or other digital asset transaction.

Cryptocurrencies, DeFi protocol tokens and other digital assets have historically experienced significant intraday and long-term price volatility. If cryptocurrency, DeFi protocol token and other digital asset markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies, DeFi protocol tokens and other digital assets is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies, DeFi protocol tokens and other digital assets will maintain their long term value in terms of future purchasing power or that the acceptance of cryptocurrencies, DeFi protocol tokens and other digital assets payments by mainstream retail merchants and commercial businesses will continue to grow.

Cybersecurity Threats, Security Breaches and Hacks

As with any other computer code, flaws in cryptocurrency and DeFi protocol source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies and / or DeFi protocol tokens can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Company. The security procedures and operational infrastructure of the Company may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s crytocurrency account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of the Company to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of the Company’s accounts occurs, the market perception of the effectiveness of the Company could be harmed.

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack

Cryptocurrency Exchanges and other Trading Venues are Relatively New

The Company and its affiliates manages its holdings of cryptocurrency, DeFi protocol tokens and other digital assets through cryptocurrency exchanges. In particular, Valour Cayman relies on cryptocurrency exchanges to be able to buy and sell the digital assets which its ETPs track. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

The Company has not received any exemptive relief from regulators in Canada. The Company discusses regulatory compliance with its external legal counsel on a regular basis. Investments in the ETPs in the light of their exposure to digital assets must always be assessed by every investor based on the circumstances and legal and regulatory conditions applicable to that investor. An investor governed by such conditions may be subject to limited possibilities to invest in the ETPs and/or experience unforeseeable consequences of a holding in the ETPs. The combination of the nature of Valour Cayman’s activities, the markets to which it is exposed, the institutions with which it does business and the securities which it issues makes it particularly exposed to national, international and supranational regulatory action and taxation changes. The scope and requirements of regulation and taxation applicable to the issuer continues to change and evolve and there is a risk that as a result it may prove more difficult or impossible, or more expensive, for Valour Cayman to continue to carry on their functions in the manner currently contemplated. This may require that changes are made in the future to the agreements applicable to Valour Cayman and may result in changes to the commercial terms of the ETPs and/or the inability to apply for and redeem ETPs and/or compulsory redemption of some or all of the ETPs and/or disruption to the pricing thereof.

Valour Cayman is a company which is regulated by various laws and regulations of the Cayman Islands. Valour Cayman cannot fully anticipate all changes that in the future may be made to laws and regulations to which Valour Cayman is subject to in the future, nor the possible impact of all such changes. Valour Cayman’s ability to conduct its business is dependent on the ability to comply with rules and regulations.

If the Issuer was found to be in breach of regulations applicable to Valour Cayman could result in fines or adverse publicity which could have a material adverse effect on the business which in turn may lead to decreased results of operations and the company’s financial condition.

Valour Cayman’s involvement in such proceedings or settlements as well as potential new legislation or regulations, decisions by public authorities or changes regarding the application of or interpretation of existing legislation, regulations or decisions by public authorities applicable to Valour Cayman’s operations, the ETPs and/or the underlying assets, may adversely affect Valour Cayman’s business or an investment in the ETPs.

The impact of any detrimental developments in the underlying crypto asset’s regulation on Valour Cayman’s ETPs becomes evident by considering an ETP’s product nature: An Exchange Traded Product is a financial instrument traded – like a share - on a stock exchange whereby typically the aim is to provide the same return as a specified benchmark or asset (before fees). Although ETPs can take a number of forms (ETFs/ETCs/ETNs), they share some common characteristics. ETPs are designed to replicate the return of an underlying benchmark or asset, with the easy access and tradability of a share or digital asset (that otherwise may only be bought via a decentralized exchange wallet-setup). Investors can benefit from the broad diversification of a benchmark, gaining exposure to hundreds or thousands of individual underlying securities – or digital assets - in a single transaction. Additionally, the wide range of asset classes covered by ETPs opens up more exotic investment areas which historically could only be accessed by institutional investors (such as individual commodities, emerging markets or digital/crypto assets). ETPs generally do all this with a lower fee than actively managed funds and therefore compete with traditional index funds on cost.

Valour Cayman’s ETPs are non-interest-bearing debt securities that are designed to track the return of an underlying digital/crypto asset. The current Valour Cayman ETP program in place does not provide that those securities are collateralised. Although their yield references an underlying benchmark or asset, the ETPs are similar to unsecured, listed bonds. As such, Valour Cayman ETPs are entirely reliant on the creditworthiness of Valour Cayman as issuing entity. Hence, generally a change in that creditworthiness might negatively impact the value of the ETP, irrespective of the performance of the underlying benchmark or digital/crypto asset.

However, the primary appeal of these types of ETPs is that they guarantee exposure to a benchmark or an asset’s return (minus fees) even when the underlying markets or sectors suffer from liquidity shortages. The return is guaranteed by the issuing entity and not reliant on the access (direct or via a directive) to the underlying assets. Unlike physical replication, a synthetic ETP does not hold the underlying assets the product is designed to track. Instead, an ETP issuer like Valour Cayman enters into hedging transactions thereby directly and trading in the underlying assets, entering into swap agreements etc. with a range of counterparties to provide the return of the underlying assets. Consequently, a negative change of regulation (tightening/restriction/prohibition) can have a direct impact on Valour Cayman’s issuer activity or – indirectly – by affecting its contractual counterparties. Restrictive of prohibitive regulation may lead to counterparty default, known as counterparty risk. If a counterparty defaults on its obligations under the hedging transactions described above, the ETP would not provide the return of the asset it is designed to track which could also expose investors to losses.

Canada

In Canada, the Canadian Securities Administrators (the “CSA”), the umbrella group for the provincial and territorial securities regulators, have generally taken the position that securities laws apply to cryptocurrencies. The CSA, beginning in 2017, has published a series of Staff Notices outlining their position and explaining how securities laws apply to various aspects of the cryptocurrency industry. The majority of those Staff Notices have dealt with cryptocurrency trading platforms and other businesses that hold cryptocurrencies on behalf of clients, which the Company does not do as part of its business.

The CSA has also, however, published Staff Notices focused on the analysis of when a cryptocurrency constitutes a security for securities law purposes. On August 24, 2017 and June 11, 2018, the CSA published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws. While the Company does not create or sell digital assets of its own issue, through its Valour Venture and Valour Infrastructure business lines it holds a number of digital assets from a variety of issuers. In the event that any of these were determined to be securities, it could negatively impact the issuers of those digital assets by making trading subject to prospectus requirements, which could reduce the market price of such assets and therefore devalue the holdings of the Company.

While the Company does not have operations in the United States, the Company reviews development of the cryptocurrency regulatory environment in the United States on an ongoing basis due to the proximity of United States to Canada. In comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and crypto asset markets. Although recent years have seen some guidance emerge with respect to the question of whether a crypto asset constitutes a security for certain purposes under U.S. law, there remains little or no clear legal authority or established practice with respect to the application to crypto assets of concepts like staking and lending of cryptocurrency, fungibility, settlement, trade execution and reporting, collateralization rehypothecation, custody, repo, margin, restricted securities, short sales, bankruptcy and insolvency and many others. Some or all of these concepts may be needed for crypto-related marketplaces to continue to grow, mature and attract institutional participants; there can be no assurances that rules and practices for such concepts will develop in the United States in a manner that is timely, clear, favorable to the Company or compatible with other jurisdictions’ regimes in which the Company operates. Furthermore, to the extent the Company offers any of these financial services, emerging regulation or enforcement activity may have a material impact on the Company’s ability to continue providing such service thereby affecting the Company’s revenues and profitability as well as its reputation and resources.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency investments at unfavorable prices and may adversely affect the Company’s shareholders.

U.S. Classification of Crypto Assets and Investment Company Act of 1940

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.” The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

Additionally, we do not currently intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If certain crypto assets that form a part of our ETPs are determined to be crypto assets, we may be obligated to register as an investment company under the Investment Company Act, and we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Further, the classification of certain crypto assets as securities could draw negative publicity and a decline in the general acceptance of the crypto asset, which could have a negative effect on our ETPs that contain such crypto assets.

Issuance of Crypto ETPs in the EU

As mentioned above, the Valour Cayman Base Prospectus covering the public offering of the ETPs in the EU has been approved by the SFSA, the Swedish financial authority, and is passported to France, Germany, Italy, Austria, Belgium, Denmark, Finland, Luxembourg, Netherlands, Norway and Spain where the ETPs can be offered and sold via the respective stock exchange listings.

The following provides an overview on the digital/crypto assets regulatory landscape on supra-national EU level and the various EU countries in which Valour Cayman issued ETPs are available:

EU

The EU is the first major jurisdiction worldwide to provide a comprehensive, dedicated regulatory framework for crypto-assets, the EU Markets in Crypto-Asset Regulation (MiCA). MiCA has four specific objectives. The first is to provide a legal framework for crypto-assets not covered by existing EU legislation on financial services. Secondly, by setting up a sound and transparent legal framework, it would support innovation, promote crypto-assets and the wider use of distributed ledger technology (DLT). Thirdly, the proposal would secure an appropriate level of consumer and investor protection and market integrity. Finally, it would enhance financial stability, as some of the crypto-assets may ‘become widely accepted and potentially systemic’.

MiCA is set to regulate crypto-assets, including so-called stablecoins that do not already fall under existing EU rules, by setting regulatory requirements for the public offer and marketing of crypto-assets and the provision of services related to them. In addition, MiCA includes provisions to prevent market abuse involving crypto-assets. More specifically, with regard to stablecoins and with a view to mitigate risks to investors and financial stability, MiCA provides that issuers of stablecoins will need to be authorised (either as a credit institution or an e-money institution for e-money tokens, or under MiCA for asset-referenced tokens) and have in place a robust and segregated reserve of assets to support the peg, and in the case of e-money tokens enable holders to redeem at par. For issuers of significant so-called stablecoins, supplemental requirements and EU-level (instead of national) supervision apply. The final text of MiCA is expected to be published in the Official Journal in spring 2023 and will enter into force between 12 and 18 months thereafter. Yet, while MiCA is intended to create a comprehensive regulatory framework for cryptoassets, continuous monitoring will remain necessary. As the system continues to evolve quickly, with novel business models and emerging risks, further regulatory actions may be required through time. A wider crypto adoption among European citizens and institutions may also expand intersystem exposures.

Sweden

The Financial Supervisory Authority (FSA) and the central bank have publicly declared that bitcoin is legal but not an official form of payment or legal tender. From a tax perspective they are viewed as an asset, not a currency or cash. The FSA has warned of the risks associated with cryptos and investment products with cryptos as underlying assets such as exchange-traded products (ETPs). Sweden has imposed registration requirements that mean custodians, wallet providers and exchanges must comply with the Swedish Currency Exchange Act. The act requires certain types of financial institutions (which are otherwise largely unregulated and unsupervised) to comply with AML provisions. The scope of the Currency Exchange Act now includes custodian wallet providers and providers of virtual currency exchange services in accordance with the implementation of the Fifth Anti-Money Laundering Directive (AMLD5). Mining activities are not regulated under Swedish law. There are no licensing or registration requirements specifically applicable to virtual currency mining activities. Sweden’s Central Bank, the Riksbanken, has been a leader in developing a CBDC, the e-krona. Swedish income tax law has different categories of income such as employment income, self-employment income, business income and investment income. Capital gains are treated as investment income. Sweden imposes capital gains tax on cryptocurrencies at a flat rate of 30%. Losses are deductible up to 70%. Income tax is based on a progressive model with average rates around 32%.

France

In April 2019, the French National Assembly adopted the Plan d’Action pour la Croissance et la Transformation de Enterprises (PACTE – Action Plan for Business Growth and Transformation) that will establish a framework for digital asset services providers. France’s Financial Market Authority (AMF) has adopted new rules and regulations for cryptocurrency service providers and ICOs, related to the (PACTE). Ordinance No 2020-154452, was issued on December 9, 2020, to compliment France’s cryptocurrency regulations. In June 2021, the regulations were finalized and went into effect. Firms are now subject to mandatory registration and subject to stricter KYC regulations. The rules established new AML/CFT rules related to digital assets. They imposed new requirements on crypto exchanges and prohibit anonymous accounts, expand AML/CFT and KYC obligations to better harmonize the French AML framework with Financial Action Task Force (FATF) principles and respond to new risks associated with digital assets. Lawmakers in France have recently debated changing the tax structure related to cryptos. Cryptos are taxed similar to movable property. Occasional traders are charged a flat tax of 30% while miners and professional traders are taxed 45%.

Germany

The German government was one of the first countries to provide legal certainty to financial institutions, allowing them to hold crypto-assets. Regulations stipulate that citizens and legal entities can buy or trade crypto-assets as long as it is done through licensed exchanges and custodians. Firms must be licensed with the German Federal Financial Supervisory Authority (BaFin). BaFin views and classifies cryptos as “units of account” within the meaning of the German Banking Act. They are therefore not legal tender, money, or foreign exchange notes or coins. The regulators have agreed, however, that they are deemed “crypto-assets” in accordance with the definition of financial instruments. Germany has signed up to requirements under AMLD5. It has established licensing requirements for custody services. Crypto-assets are, however, based on agreement and accepted as a means of exchange or payment or as an investment, and can be transferred, stored, and traded electronically. The German Federal Central Tax Office considers cryptocurrencies as private money for tax purposes. For individuals, gains of less than 600 euros held for less than a year are considered tax-free. Sales of cryptos held for more than a year are tax-exempt in Germany. If neither of the conditions are met, the gains are taxed subject to ordinary income rates.

Italy

In February 2022, Italy published new AML rules for crypto firms which outline registration and reporting requirements for VASPs that align with the EU AMLD5 and the Financial Action Task Force (FATF) guidelines for crypto firms. The new rules also require virtual asset service providers to register in a special roster for crypto firms. Registration is required if firms offer any digital asset-related services in the country. Italy joined the European Blockchain Partnership (EBP) along with 22 other countries in April 2018. The EBP was established to enable member states to work together with the European Commission on blockchain technology. Cryptocurrencies and blockchain are regulated at the legislative level in Italy under Legislative Act no. 90. The decree in 2017 grouped cryptocurrency exchanges with foreign currency exchanges. Although the decree states that cryptocurrencies are not issued by the central bank and are not correlated with other currencies, it is a virtual currency used as a medium of exchange for goods and services.

Austria

The Financial Market Authority (FMA) has warned investors that cryptocurrencies are risky and that the FMA does not supervise or regulate virtual currencies, including bitcoin, or cryptocurrency trading platforms. The FMA’s regulations follow Austria’s implementation of the Fifth Money Laundering Directive (AMLD5), defining crypto-assets as “financial instruments.” The FMA regulations provide registration requirements with respect to the issuance and selling of virtual currencies as well as transferring them, trading and exchange platforms for them as well as providers of custodian wallets. Cryptocurrencies are legal but are not considered as legal tender. The Austrian Ministry of Finance classes cryptocurrencies as “other (intangible) commodities.” As part of a nationwide tax overhaul, Austria will apply a 27.5% capital gains tax on digital currencies, bringing the treatment of cryptos into line with that of stocks and bonds, to “streamline” conditions between asset classes.

Belgium

The Belgian Financial Services and Markets Authority and the National Bank of Belgium are the primary regulatory bodies for financial services in Belgium. The regulators have published guidance and warnings to the public that cryptocurrencies are not legal tender and have also issued statements regarding scams and investor protection. Belgium has, however, fostered a strong fintech community involved in digital assets and blockchain. The minister of justice has announced plans to establish a legal framework related to cryptos. In February 2022 Belgium announced new rules for certain virtual asset service providers. The rules, which took effect in May 2022, require service providers “to meet a series of conditions, including ones relating to their professional integrity and compliance with the anti-money laundering legislation.” Gains on cryptocurrencies are taxable by as “miscellaneous income.”

Denmark

The Danish Financial Supervisory Authority is the main regulator in Denmark. Cryptocurrency regulation is, however, influenced by EU law. An amendment in January 2020 to the Danish Act on Measures to Prevent Money Laundering and Financing of Terrorism defines a virtual currency as “a digital representation of value that is not issued or guaranteed by a central bank or a public authority, is not necessarily attached to a legally established currency and does not possess a legal status of currency or money, but is accepted by natural or legal persons as a means of exchange and which can be transferred, stored and traded electronically.” There is no regulation of mining for virtual currencies in Denmark. Denmark amended the AML Act in 2020 to implement AMLD5, which is designed to bring virtual currencies within the scope of the the existing AML-laws. The Danish central bank, the Nationalbanken, is researching the development of a digital currency, the “e-krone.”

Finland

In May 2019, Finland’s Financial Supervisory Authority (FSA) began regulating virtual currency exchange providers, wallets and issuers of virtual currencies. Registration is required to ensure compliance with statutory requirements surrounding reliability of the provider, protection of client money, segregation of assets, marketing and compliance with AML/CFT regulations. The FSA has warned consumers of the risky, volatile and speculative nature of the investments. The Finnish FSA has published stricter rulings regarding crypto marketing saying “Only registered virtual currency providers can market virtual currencies and related services in Finland. The marketing of virtual currencies in Finnish and in Finland is only allowed for entities registered as virtual currency providers in Finland.” The list of supervised entities operating in the cryptocurrency and digital currency sector is small; although, the FSA does not advise on or restrict Finnish customers visiting foreign websites. Finland has joined the European Blockchain Partnership and agreed to AMLD5.

Luxembourg

In the Luxembourg, there is not yet a formal regulatory stance on crypto-assets, but the “Virtual Assets – FAQ” document published in November 2021 and updated in January 2022 by the Commission de Surveillance du Secteur Financier (CSSF) has shed a light on some aspects.

For instance, it clarified that Undertaking for Collective Investment in Transferable Securities (UCITS) funds and Undertakings for Collective Investment (UCIs) addressing non-professional customers and pension funds are forbidden to invest directly or indirectly in Virtual Assets. The document also outlines the conditions under which Alternative Investment Funds (AIFs) may invest in crypto-assets, as well as the requirements for the Alternative Investment Fund Manager (AIFM) and the specific Anti-Money Laundering (AML) considerations.

Lastly, in a FAQ document on virtual assets for credit institutions issued in January 2022 by the CSSF, the regulator states that credit institutions may directly invest in virtual assets and open accounts that allow customers to invest in virtual assets. On the other hand, credit institutions cannot open bank accounts in virtual assets, must submit a business case as well as an application file to the CSSF to provide virtual assets services and must set up an effective investor protection framework.

The Netherlands

The Dutch Central National Bank De Nederlandsche N.V. (DNB) requires crypto firms to register with it. Dutch regulations require VASPs to provide identifying information on themselves and their customers. The DNB also supervises crypto service providers’ compliance with the Sanctions Act 1977. The DNB defines cryptos as “a digital representation of value that is not issued or guaranteed by a central bank or a public authority, is not necessarily attached to a legally established currency and does not possess a legal status of currency or money but is accepted by natural or legal persons as a means of exchange and which can be transferred, stored and traded electronically.” In May 2020 the Dutch Implementation Act amended Dutch AML rules and implemented AMLD5. The Netherlands does not impose taxes on capital gains, but rather imposes a deemed interest on the value of all assets minus all liabilities. The deemed interest is taxable against a flat rate of 31% (in 2021, 30% in 2020).

Norway

Cryptocurrencies are legal. They are defined as an asset and not any type of money. Norway has been an attractive location for blockchain start-ups. The Financial Supervisory Authority of Norway “Finanstilsynet” and the country’s Ministry of Finance has established money laundering regulations which apply to “Norwegian providers of virtual currency exchange and storage services.” The legislation requires firms such as storage services and exchanges that convert cryptos to fiat currency to comply with AML rules, but it does not impose regulatory obligations on other crypto services. “Finanstilsynet will ensure that virtual currency exchange and storage providers comply with the money laundering rules. However, FSA does not have any tasks monitoring other areas of these providers, such as investor protection,” the regulator said. In June 2021, Finanstilsynet published a warning which said, “Most cryptocurrencies are subject to extreme price fluctuations. The risk of loss is high… Price formation is in many cases not transparent.” It also warned of significant criminal activity. “Scammers use spam, computer viruses, fake drawings and a variety of other techniques to deceive consumers,” the warning stated. Bitcoin profits are subject to wealth tax and use of cryptos falls under sales tax regulations The Central Bank of Norway is exploring the development of a CBDC.

Spain

Like its neighbor Portugal, Spain was a notable early hot spot for cryptocurrencies among EU members, with merchants accepting payments and bitcoin kiosks in the streets. Despite having no formal legal status, virtual currencies in Spain are taxable as income and under VAT. In 2021 the Spanish Securities and Exchange Commission, the Comision Nacional del Mercado de Valores (CNMV) and the Bank of Spain issued a joint statement warning of the risks and volatility associated with cryptos. The joint statement also highlighted that, from a legal standpoint, cryptocurrencies are not a means of payment and are not backed by a central bank or other customer protection mechanisms or authority. Spain issued the Royal Decree Law 5/202176 which included a provision giving the CNMV power to regulate advertising related to cryptocurrencies. In January 2022, the CNMV published a circular saying it would begin to regulate rampant advertising of crypto assets, including by social media influencers, to make sure investors are aware of risks.

No ETP issuance into non-EU countries

Although some of its operational staff is located in Switzerland, Valour Cayman does not yet offer any ETPs in Switzerland.

Switzerland

Switzerland is known as one of the most cryptocurrency-friendly nations in the world. Switzerland’s financial markets regulator, the Swiss Financial Market Supervisory Authority (FINMA) has defined licensing requirements for cryptocurrency businesses of all types including bitcoin kiosk operations, and has created requirements for blockchain companies. Cryptocurrency businesses are subject to AML regulations and licensing requirements under FINMA. FINMA’s regulatory environment complies with the FATF’s digital asset regulation issued in June 2019. Switzerland further improved its regulations surrounding tokens with the July 2021 implementation of the Federal Act on the Adaptation of Federal Law to Developments in Distributed Ledger Technology (the DLT Act). In Switzerland capital gains arising from a “private wealth asset” are exempt from income tax. This applies to capital gains from cryptos. Realized gains arising from the disposal of cryptocurrency are therefore not subject to tax. Losses arising from the disposal of cryptocurrency assets are not tax-deductible. Under Swiss tax law, cryptocurrencies are considered items that can be valued and traded. They are therefore assets that are subject to wealth tax. Tax rates vary on regional level.

United Kingdom

Valour Cayman does not offer any ETPs in the UK. However, UK-domiciled investors may purchase Valour ETPs on the respective EU stock exchanges where they are listed as Valour ETPs are registered for a preferential tax treatment with the HM Revenue & Customs authority.

The UK Financial Conduct Authority (FCA), HM Treasury and the Bank of England make up the country’s Crypto-assets Taskforce. The FCA has created regulations to cover KYC, AML and CFT tailored for crypto-assets. It has also created regulations to cover VASPs, but has been careful to not stifle innovation. Crypto exchanges must register with the FCA unless they have applied for an e-money license. Cryptocurrencies are not considered legal tender and taxes are levied based on activities. The FCA has banned the trading of cryptocurrency derivatives. The Law Commission published a call for evidence on digital assets in April 2021. The request seeks input from stakeholders ahead of publication of a consultation paper on digital assets which will make proposals for new legislation. In February 2022, the UK government and the FCA published complementary reform proposals to bring financial promotions for some “qualifying crypto-assets” into HM Treasury’ financial promotions regime and into the FCA financial promotions rules. There is no specific UK regulatory regime that captures the activities of crypto miners. Although there is no specific UK tax legislation applicable to cryptos, HM Revenue and Customs has set out its view of the treatment based on normal principles. Receipt of cryptos from an employer are treated as “money’s worth” and are taxed as income based on the value of the assets at the time of receipt. Where cryptos are held as personal investments, capital gains tax applies upon disposal. In cases where frequent trading is involved, income tax rather than capital gains may apply.

Valour Cayman is a company which is regulated by various laws and regulations of the Cayman Islands. Valour Cayman cannot fully anticipate all changes that in the future may be made to laws and regulations to which Valour Cayman is subject to in the future, nor the possible impact of all such changes. Valour Cayman’s ability to conduct its business is dependent on the ability to comply with rules and regulations.

If the Issuer was found to be in breach of regulations applicable to Valour Cayman could result in fines or adverse publicity which could have a material adverse effect on the business which in turn may lead to decreased results of operations and the company’s financial condition.

Valour Cayman’s involvement in such proceedings or settlements as well as potential new legislation or regulations, decisions by public authorities or changes regarding the application of or interpretation of existing legislation, regulations or decisions by public authorities applicable to Valour Cayman’s operations, the ETPs and / or the underlying assets, may adversely affect Valour Cayman’s business or an investment in the ETPs.

Valour Venture Portfolio Exposure

Given the nature of the Company’s Valour Venture activities, the results of operations and financial condition of the Company are dependent upon the market value of the securities, tokens and cryptocurrencies that comprise Valour Venture’s portfolio assets. Market value can be reflective of the actual or anticipated operating results of companies or projects in the portfolio and/or the general market conditions that affect the technology, crypto and DeFi sectors. Various factors affecting these sectors could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company’s investments are mostly in early stage ventures that may never mature or generate adequate returns or may require a number of years to do so. Junior companies may never achieve commercial success. This may create an irregular pattern in the Company’s investment gains and revenues (if any) and an investment in the Company’s securities may only be suitable for investors who are prepared to hold their investment for a long period of time. Macro factors such as commodity prices, the growth and decline of disruptive technologies, including DeFi technologies, and global political and economic conditions could have an adverse effect on the mining, technological and Defi sectors, thereby negatively affecting the Company’s portfolio of investments. Company and project-specific risks, such as the risks associated with emerging companies and project in the technology, crypto and DeFi sectors generally, could have an adverse effect on one or more of the investments in the portfolio at any point in time. Company, project and industry-specific risks that materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s cryptocurrency holdings. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s cryptocurrency holdings.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

Further Development and Acceptance of Cryptocurrency and DeFi Networks

The further development and acceptance of cryptocurrency and other cryptographic and algorithmic protocols governing the issuance of transactions in cryptocurrencies and DeFi Protocols, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding cryptocurrencies and DeFi Protocol tokens, and thus may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

●	continued worldwide growth in the adoption and use of cryptocurrencies and DeFi;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency and DeFi systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of relevant networks;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

●	negative consumer sentiment and perception of cryptocurrencies.

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted, for example as a means of payment for goods and services, by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

There are material risks and uncertainties associated with custodians of digital assets.

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its Valour Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of the Company’s cryptocurrencies could be lost, stolen or destroyed. Digital assets of Valour Cayman that are held internally via multi-signature cold storage may be prone to loss or theft as a result of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. If the Company’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency and DeFi protocol token transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies or DeFi protocol tokens may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Potential Failure to Maintain the Cryptocurrency Networks

Many cryptocurrency networks, including the Bitcoin Network, operates based on an open-source protocol maintained by the core developers of such networks and other contributors. As such protocols are not sold and their uses do not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks, including the Bitcoin Network, is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the such network protocol and the core developers and open source contributors are unable to address the issues adequately or in a timely manner, such networks and an investment in the Common Shares may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners in relevant networks, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

Concentration of Investments

Other than as described herein, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavorable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area. As at December 31, 2022, the Company’s investments through its Valour Venture business arm comprise of C$4,716,333, which represented approximately 0.02% of the Company’s total assets.

Competition

The Company operates in a highly competitive industry and competes against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. The Valour Asset Management and Valour Infrastructure business line compete against several companies and expect that we will face even more competition in the future. These competitors could have various competitive advantages over us, including but not limited to:

●	greater name recognition, longer operating histories, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	more established marketing, banking, and compliance relationships;

●	greater resources to make acquisitions;

●	lower labor, compliance, risk mitigation, and research and development costs;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

If the Company is unable to compete successfully, or if competing successfully requires the Company to take costly actions in response to the actions of the Company’s competitors, the Company’s business, operating results, and financial condition could be adversely affected.

Harm to the Company’s brand and reputation could adversely affect the Company’s business. The Company’s reputation and brand may be adversely affected by complaints and negative publicity about the Company, even if factually incorrect or based on isolated incidents. Damage to the Company’s brand and reputation may be caused by:

●	cybersecurity attacks, privacy or data security breaches, or other security incidents;

●	complaints or negative publicity about the Company, its ETPs, its management team, its other employees or contractors or third-party service providers;

●	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by its management team, its other employees or contractors or third-party service providers;

●	unfavorable media coverage;

●	litigation involving, or regulatory actions or investigations into its business;

●	a failure to comply with legal, tax and regulatory requirements;

●	any perceived or actual weakness in its financial strength or liquidity;

●	any regulatory action that results in changes to or prohibits certain lines of its business;

●	a failure to operate our business in a way that is consistent with its values and mission;

●	a sustained downturn in general economic conditions; and

●	any of the foregoing with respect to its competitors, to the extent the resulting negative perception affects the public’s perception of the Company or its industry as a whole.

Private Issuers and Illiquid Securities

Through its Valour Ventures business line, the Company invests in securities and / or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair the Company’s ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or projects are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of the Company’s private investments, or that the Company will otherwise be able to realize a return on such investments.

The value attributed to securities and / or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can actually be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

The Company may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time the Company is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that the Company will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, the Company may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

The Company may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Cash Flow, Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, proceeds from the disposition of investments, management fees of ETPs and staking and lending activities of cryptocurrencies and DeFi protocol tokens. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to us, if the value of our investments decline, resulting in losses upon disposition, if there is low demand for our ETPs, resulting in lack of management fees received, and if rates provided by counterparties for staking and lending decrease.

Dependence on Management Personnel

The Company is dependent upon the efforts, skill and business contacts of key members of management, the Board and the Advisory Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals who are not obligated to remain consultants to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow existing assets and raise additional funds in the future.

Sensitivity to Macro-Economic Conditions

Due to the Company’s focus on decentralized finance industry, the success of the Company’s investments is interconnected to the growth of disruptive technologies. The Company may be adversely affected by the falling share prices of the securities of investee companies, cryptocurrencies, DeFi Protocol tokens and other crypto assets, as the trading price for the Common Shares may reflect the estimated aggregate value of the Company’s portfolio of investments and assets under management. The factors affecting current macro-economic conditions are beyond the control of the Company.

Available Opportunities and Competition for Investments

The success of the Company’s Valour Ventures line of business will depend upon: (i) the availability of appropriate investment opportunities; (ii) the Company’s ability to identify, select, acquire, grow and exit those investments; and (iii) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, may be better capitalized, have more personnel, have a longer operating history and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of attractive investments.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of the companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the mining, technological and cryptocurrency industries and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments.

Additional Financing Requirements

The Company anticipates ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause shareholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on the Company’s operations or ability to incur additional debt. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the Company’s securities will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments. In addition, past performance provides no assurance of future success.

Management of the Company’s Growth

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on the Company’s managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative and financial controls and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on the Company’s operating results and overall performance.

Due Diligence

The due diligence process undertaken by the Company in connection with investment opportunities may not reveal all facts that may be relevant in connection with the investments. Before making investments, the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company relies on resources available including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence process that is carried out with respect to investment opportunities may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Exchange Rate Fluctuations

A significant portion of the Company’s cryptocurrency, DeFi protocol tokens and digital asset holdings could be invested in United States dollar denominated investments or other foreign currencies. Changes in the value of the foreign currencies in which the Company’s investments are denominated could have a negative impact on the ultimate return on its investments and overall financial performance.

Non-controlling Interests

The Company’s investments include debt instruments and equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities directly from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree or that the majority stakeholders or the management of the investee company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the value of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Changes in Legislation and Regulatory Risk

There can be no assurance that laws applicable to the Company or the businesses in which the Company invests, including securities legislation, will not be changed in a manner which adversely affects the Company. If such laws change, such changes could have a negative effect upon the value of the Company and upon investment opportunities available to the Company.

Risks Relating to the Financial Condition of the Company

Limited Operating History as a DeFi Company

The Company announced its focus in the DeFi industry on January 19, 2021. The Company’s limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company’s prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in the securities of the Company is highly speculative given the nature of the Company’s business.

The Company’s success will depend on many factors, including some which may be beyond its control or which cannot be accounted for at this time, such as the market’s acceptance of the products of its investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this AIF, it is possible that the Company may not generate revenues or profits in the foreseeable future or at all.

No History of Operating Revenue and Cash Flow

The Company is dependent on financings and future cash flows to meet its obligations. The future performance of the business and the ability of the Company’s subsidiaries to provide the Company with payments may be constrained by factors such as, among others: success of the Company’s corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If the Company is unable to generate sufficient cash from operations, the Company may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of its assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

The Company may be subject to limitations on the repatriation of earnings in each of the countries where the Company, including its investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where the Company or its investee companies do business will not take place, and if such changes occur, they may adversely impact the Company’s ability to receive sufficient cash payments from its subsidiaries.

Insufficient Cash Flow and Funds in Reserve

The Company’s cash flow and funds in reserve may not be sufficient to fund its ongoing activities at all times and from time to time and it may require additional financing in order to carry out its activities. In addition, the Company may incur major unanticipated liabilities or expenses. Although the Company has been successful in the past in financing its activities, there can be no assurance that the Company will be able to obtain additional financing on commercially acceptable terms. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of Company. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. Due to uncertainty in the capital markets, the Company may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

The Company, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede the Company’s ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede the Company’s ability to service any of its loans or arrange alternative financing when the existing loans become due. In each case, the Company’s business, financial condition, results of operations and prospects would be adversely affected.

Conflicts of Interest may Arise

Certain current or future directors and officers of the Company and its subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares.

Shareholders’ Interest in the Company may be Diluted in the Future

If the Company raises additional funding by issuing additional equity securities, or securities convertible into equity, such financing may substantially dilute the interests of shareholders.

The Company has Never Paid Dividends and may not do so in the Foreseeable Future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future. See “Dividends”.

DIVIDENDS

The Company has not paid any dividends since its incorporation. Any determination to pay any future dividends will be at the discretion of the Board and will be made based on the Company’s financial condition and other factors deemed relevant by the Board. There are currently no restrictions on the ability of the Company to pay dividends except as set out under the OBCA.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares without par value. The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Company, if, as and when declared by the Board. The holders of Common Shares are also entitled to one vote per Common Share at meetings of the shareholders of the Company and, subject to the rights of holders of any other class of shares of the Company, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Company, upon liquidation, dissolution or winding up of the Company. The Common Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

As of the date hereof, 219,010,501 Common Shares are issued and outstanding.

As of the date hereof, the Company also has 18,698,100 options, 3,868,432 warrants and 6,370,000 deferred share units (“DSUs”) issued and outstanding. See the notes to the Company’s audited financial statements for the year ended December 31, 2022 for additional information regarding the Company’s convertible securities.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the NEO Exchange under the symbol “DEFI” following the uplisting of the Common Shares on January 19, 2021. Previously, the Common Shares were listed and posted for trading on the TSX Venture Exchange under the symbol “RM.V”. The following table sets forth, on a monthly basis, the reported high and low sale prices (which are not necessarily closing prices) and the aggregate volume of trading of the Common Shares on the NEO Exchange during the financial year ended December 31, 2022.

Date	High ($)	Low ($)	Volume
January 2022	3.18	1.35	11,312,648
February 2022	2.88	1.44	12,989,630
March 2022	1.90	1.37	8,993,619
April 2022	1.54	1.00	7,625,781
May 2022	1.40	0.62	7,499,122
June 2022	0.75	0.33	8,797,002
July 2022	0.61	0.33	5,510,145
August 2022	0.57	0.36	4,344,920
September 2022	0.42	0.23	6,286,627
October 2022	0.33	0.13	15,459,661
November 2022	0.23	0.09	9,327,955
December 2022	0.21	0.105	4,143,579

Prior Sales

During the financial year ended December 31, 2022, with respect to each class of securities of the Company that is outstanding as of the date of this AIF and not listed or quoted on a marketplace, the Company issued the following securities:

Date of Issuance	Security	Number of Securities Issued	Exercise Price Per Security ($)
January 26, 2022	Options	500,000	$1.98
March 31, 2022	Options	700,000	$1.43
May 9, 2022	Options	500,000	$2.00
May 9, 2022	Options	1,200,000	$1.11
May 20, 2022	Options	500,000	$1.00
July 21, 2022	DSUs	2,400,000	N/A
July 21, 2022	Options	400,000	$0.8
October 17, 2022	Options	500,000	$0.17
October 19, 2022	Options	1,000,000	$0.165
October 19, 2022	DSUs	500,000	N/A
October 6, 2022	DSUs	2,000,000	N/A

Escrowed securities

To the Company’s knowledge, no securities of the Company are held in escrow or that are subject to a contractual restriction.

DIRECTORS AND OFFICERS

The following table sets forth for each director and executive officer of the Company as at the date of this AIF, each such individual’s name, province or state and country of residence, position(s) held with the Company, principal occupation(s) for the last five years, if currently a director, period(s) during which such individual has served as a director of the Company, and the number and percentage of issued and outstanding Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such individual (for avoidance of doubt, excluding any convertible securities in the capital of the Company held by such individual). The statements as to principal occupation(s) for the last five years of, and the number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by, the directors and executive officers of the Company are in each instance based upon information furnished by the individuals concerned. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name, Province/State and Country of Residence and Position(s) with the Company	Principal Occupation(s) for the Last Five Years	Period(s) Served as a Director	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Common Shares Beneficially Owned or Controlled or Directed
Olivier Roussy Newton Zug, Switzerland Chief Executive Officer and Executive Chairman	President of EV Technology Group since September 2021. Founder and Partner of Latent Capital since July 2015. Managing Director of BTQ since March 2021. Director of SEBA Bank AG since 2022	N/A	11,398,900	5.2%
Tito Gandhi(1)(2)(3) Ontario, Canada Director	Chief Financial Officer of Busys.ca	Since August 11, 2016	20,000	<0.01%
William C. Steers(1)(2)(3) Ontario, Canada Director	Managing partner at IMC Consultoria Representacao Com. Int. Ltda Director of Indústrias Verolme-Ishibras S.A. (private manufacturer and repairer of ships, vessels, and off-shore platforms for oil exploration and production) and Docas Investimentos S.A. (private investment company).	Since March 14, 2018	0	Nil
Krisztian Toth(1)(2)(3) Ontario, Canada Director	Partner at Fasken Martineau Dumolin LLP	Since May 14, 2021	0	Nil

Notes:

(1)	Member of the Corporation’s audit committee.
(2)	Member of the Compensation, Nomination and Governance Committee
(3)	Independent director

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 11,618,900 Common Shares, representing 5.30% of the total issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or has been, within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As at the date hereof, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the OBCA. In appropriate cases, the Company will establish a special committee of independent non-executive directors to review a matter in which one or more directors or officers may have a conflict.

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a subsidiary of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

PROMOTER

The Company does not have a promoter.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except for a claim against the Company with respect to the exercise of stock options, as described below, the Company has not been since, and was not during, the financial year ended December 31, 2022 a party to any legal proceedings, nor has any of its property been since nor was any of its property during the financial year ended December 31, 2022 subject of any legal proceedings. On January 22, 2022, the Company settled a claim from a former consultant of the Company, Asset Strategy Corp.

In November 2021, the Company received a notice of application from two individuals seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. On November 8, 2022, the Superior Court of Justice (the “Court”) issued a ruling that the incentive stock option agreement between the respective individual and Company was enforceable. The Court ruled against any punitive damages. The Company filed an appeal, regarding the Court’s November 8, 2022 decision, to the Court of Appeal for Ontario on January 26, 2023.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority since or during the financial year ended December 31, 2022, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority since or during the financial year ended December 31, 2022.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust, at its offices in Toronto, Ontario located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

MATERIAL CONTRACTS

The Company has no material contracts.

INTERESTS OF EXPERTS

The Company’s external auditor during the financial year ended December 31, 2022 was RSM Canada LLP. RSM Canada LLP has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

On February 3, 2023, the Company announced the change of its external auditor from RSM Canada LLP to BF Borgers CPA PC (“Borgers”). The Company has engaged Borgers to act as auditor in respect of the Company’s financial year ended December 31, 2022. Borgers has advised the Company that is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com and at www.aequitasneo.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated April 7, 2022 prepared in connection with the Company’s annual and special meeting of shareholders held on May 6, 2022.

Additional financial information is provided in the Company’s annual consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2022, both of which are available under the Company’s profile on SEDAR at www.sedar.com and at www.aequitasneo.com.